12025993

SEC Mail Processing Section

SEP 14 2012

Washington DC 408

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2012
Commission File Number 0-99

PETROLEOS MEXICANOS
(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM
(Translation of registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Petróleos Mexicanos
Mexico, D.F. 11311
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes__ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes X No___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_ No X

The following represents an English translation of the unaudited financial information presented to the Mexican Stock Exchange by Petróleos Mexicanos for the period ended June 30, 2012.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2012**

PETROLEOS MEXICANOS

STATEMENT OF FINANCIAL POSITION

AT 30 JUNE 2012, 31 DECEMBER 2011 AND 01 JANUARY 2011

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF	ACCOUNT / SUBACCOUNT	ENDING CURRENT	PREVIOUS YEAR END	HOME PREVIOUS YEAR
		Amount	Amount	Amount
10000000	**TOTAL ASSETS**	**1,970,350,586**	**1,979,935,433**	**1,865,289,587**
11000000	**TOTAL CURRENT ASSETS**	**338,188,673**	**354,307,963**	**310,909,430**
11010000	CASH AND CASH EQUIVALENTS	125,766,938	114,368,236	131,182,925
11020000	SHORT-TERM INVESMENTS	0	0	0
11020010	AVAILABLE-FOR-SALE INVESTMENTS	0	0	0
11020020	TRADING INVESTMENTS	0	0	0
11020030	HELD-TO-MATURITY INVESTMENTS	0	0	0
11030000	TRADE RECEIVABLES, NET	94,400,292	108,534,310	73,253,779
11030010	TRADE RECEIVABLES	95,905,630	110,185,712	74,810,632
11030020	ALLOWANCE FOR DOUBTFUL ACCOUNTS	-1,505,338	-1,651,402	-1,556,853
11040000	OTHER RECEIVABLES, NET	47,399,619	46,124,360	47,633,604
11040010	OTHER RECEIVABLES	47,399,619	46,124,360	47,633,604
11040020	ALLOWANCE FOR DOUBTFUL ACCOUNTS	0	0	0
11050000	INVENTORIES	47,618,271	45,099,083	39,267,871
11051000	BIOLOGICAL CURRENT ASSETS	0	0	0
11060000	OTHER CURRENT ASSETS	23,003,553	40,181,974	19,571,251
11060010	PREPAYMENTS	0	0	0
11060020	DERIVATIVE FINANCIAL INSTRUMENTS	10,736,654	15,525,994	19,571,251
11060030	ASSETS AVAILABLE FOR SALE	0	0	0
11060040	DISCONTINUED OPERATIONS	0	0	0
11060050	RIGHTS AND LICENSES	0	0	0
11060060	OTHER	12,266,899	24,655,980	0
12000000	**TOTAL NON-CURRENT ASSETS**	**1,632,161,913**	**1,625,627,470**	**1,554,380,157**
12010000	ACCOUNTS RECEIVABLE, NET	0	0	0
12020000	INVESTMENTS	13,801,874	15,646,163	13,520,253
12020010	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES	11,214,678	12,913,363	11,116,079
12020020	HELD-TO-MATURITY INVESTMENTS	0	0	0
12020030	AVAILABLE-FOR-SALE INVESTMENTS	0	0	0
12020040	OTHER INVESTMENTS	2,587,196	2,732,800	2,404,174
12030000	PROPERTY, PLANT AND EQUIPMENT, NET	1,599,597,663	1,591,067,734	1,525,326,667
12030010	LAND AND BUILDINGS	1,038,166,460	986,601,367	876,132,294
12030020	MACHINERY AND INDUSTRIAL EQUIPMENT	1,538,919,200	1,519,707,056	1,465,897,407
12030030	OTHER EQUIPMENT	67,853,875	67,136,596	61,087,876
12030040	ACCUMULATED DEPRECIATION	-1,173,122,973	-1,107,525,955	-997,372,951
12030050	CONSTRUCTION IN PROGRESS	127,781,101	125,148,670	119,582,041
12040000	INVESTMENT PROPERTY	0	0	0
12050000	BIOLOGICAL NON- CURRENT ASSETS	0	0	0
12060000	INTANGIBLE ASSETS,NET	18,117,792	18,770,722	14,922,189
12060010	GOODWILL	0	0	0
12060020	TRADEMARKS	0	0	0
12060030	RIGHTS AND LICENSES	1,100,289	1,134,076	1,218,860
12060031	CONCESSIONS	0	0	0
12060040	OTHER INTANGIBLE ASSETS	17,017,503	17,636,646	13,703,329
12070000	DEFERRED TAX ASSETS	644,584	142,851	611,048
12080000	OTHER NON-CURRENT ASSETS	0	0	0
12080001	PREPAYMENTS	0	0	0
12080010	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0
12080020	EMPLOYEE BENEFITS	0	0	0
12080021	AVAILABLE FOR SALE ASSETS	0	0	0
12080030	DISCONTINUED OPERATIONS	0	0	0
12080040	DEFERRED CHARGES	0	0	0
12080050	OTHER	0	0	0
20000000	**TOTAL LIABILITIES**	**1,852,580,383**	**1,857,555,690**	**1,645,768,429**
21000000	**TOTAL CURRENT LIABILITIES**	**221,918,115**	**253,445,153**	**207,206,495**
21010000	BANK LOANS	70,727,775	79,801,994	73,997,547
21020000	STOCK MARKET LOANS	30,565,598	30,695,455	15,557,070
21030000	OTHER LIABILITIES WITH COST	0	0	0
21040000	TRADE PAYABLES	52,451,813	53,313,171	43,474,439
21050000	TAXES PAYABLE	41,499,399	65,770,460	52,565,900
21050010	INCOME TAX PAYABLE	36,493,245	60,538,239	45,666,979

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2012**

PETROLEOS MEXICANOS

STATEMENT OF FINANCIAL POSITION

AT 30 JUNE 2012, 31 DECEMBER 2011 AND 01 JANUARY 2011

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF	ACCOUNT / SUBACCOUNT	ENDING CURRENT	PREVIOUS YEAR END	HOME PREVIOUS YEAR
		Amount	Amount	Amount
21050020	OTHER TAXES PAYABLE	5,006,154	5,232,221	6,898,921
21060000	OTHER CURRENT LIABILITIES	26,673,530	23,864,073	21,611,539
21060010	INTEREST PAYABLE	0	0	0
21060020	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0
21060030	DEFERRED REVENUE	0	0	0
21060050	EMPLOYEE BENEFITS	0	0	0
21060060	PROVISIONS	0	0	0
21060061	CURRENT LIABILITIES RELATED TO AVAILABLE FOR SALE ASSETS	0	0	0
21060070	DISCONTINUED OPERATIONS	0	0	0
21060080	OTHER	26,673,530	23,864,073	21,611,539
22000000	**TOTAL NON-CURRENT LIABILITIES**	**1,630,662,268**	**1,604,110,537**	**1,438,561,934**
22010000	BANK LOANS	156,097,453	191,644,361	188,136,807
22020000	STOCK MARKET LOANS	514,698,806	481,012,806	386,653,661
22030000	OTHER LIABILITIES WITH COST	0	0	0
22040000	DEFERRED TAX LIABILITIES	27,333,511	25,898,857	27,612,470
22050000	OTHER NON-CURRENT LIABILITIES	932,532,498	905,554,513	836,158,996
22050010	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0
22050020	DEFERRED REVENUE	0	0	0
22050040	EMPLOYEE BENEFITS	866,775,491	843,461,618	782,029,038
22050050	PROVISIONS	59,918,664	56,456,619	51,427,358
22050051	NON-CURRENT LIABILITIES RELATED TO AVAILABLE FOR SALE ASSETS	0	0	0
22050060	DISCONTINUED OPERATIONS	0	0	0
22050070	OTHER	5,838,343	5,636,276	2,702,600
30000000	**TOTAL EQUITY**	**117,770,203**	**122,379,743**	**219,521,158**
30010000	EQUITY ATTRIBUTABLE TO OWNERS OF PARENT	117,770,203	122,379,743	219,521,158
30030000	CAPITAL STOCK	49,604,800	49,604,800	49,604,800
30040000	SHARES REPURCHASED	0	0	0
30050000	PREMIUM ON ISSUANCE OF SHARES	0	0	0
30060000	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0
30070000	OTHER CONTRIBUTED CAPITAL	182,177,343	182,177,343	182,177,343
30080000	RETAINED EARNINGS (ACCUMULATED LOSSES)	-83,322,620	-91,286,253	-12,022,653
30080010	LEGAL RESERVE	987,535	987,535	987,535
30080020	OTHER RESERVES	0	0	0
30080030	RETAINED EARNINGS	-92,273,788	-13,010,188	33,517,049
30080040	NET INCOME FOR THE PERIOD	7,963,633	-79,263,600	-46,527,237
30080050	OTHERS	0	0	0
30090000	ACCUMULATED OTHER COMPREHENSIVE INCOME (NET OF TAX)	-30,689,320	-18,116,147	-238,332
30090010	GAIN ON REVALUATION OF PROPERTIES	0	0	0
30090020	ACTUARIAL GAINS (LOSSES) FROM LABOR OBLIGATIONS	-26,031,268	-26,031,268	0
30090030	FOREING CURRENCY TRANSLATION	2,360,956	4,042,961	-5,954
30090040	CHANGES IN THE VALUATION OF FINANCIAL ASSETS AVAILABLE FOR SALE	-7,019,008	0	0
30090050	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	0	3,872,160	-232,378
30090060	CHANGES IN FAIR VALUE OF OTHER ASSETS	0	0	0
30090070	SHARE OF OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	0	0	0
30090080	OTHER COMPREHENSIVE INCOME	0	0	0
30020000	NON-CONTROLLING INTERESTS	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2012**

PETROLEOS MEXICANOS

STATEMENT OF FINANCIAL POSITION
INFORMATIONAL DATA

AT 30 JUNE 2012, 31 DECEMBER 2011 AND 01 JANUARY 2011

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF	CONCEPTS	ENDING CURRENT	PREVIOUS YEAR END	HOME PREVIOUS YEAR
		Amount	Amount	Amount
91000010	SHORT-TERM FOREIGN CURRENCY LIABILITIES	83,544,103	90,336,890	62,871,561
91000020	LONG TERM FOREIGN CURRENCY LIABILITIES	563,503,701	552,056,397	470,530,200
91000030	CAPITAL STOCK (NOMINAL)	0	0	0
91000040	RESTATEMENT OF CAPITAL STOCK	0	0	0
91000050	PLAN ASSETS FOR PENSIONS AND SENIORITY PREMIUMS	9,868,865	3,644,372	3,110,359
91000060	NUMBER OF EXECUTIVES (*)	0	0	0
91000070	NUMBER OF EMPLOYEES (*)	152,218	150,561	147,368
91000080	NUMBER OF WORKERS (*)	0	0	0
91000090	OUTSTANDING SHARES (*)	0	0	0
91000100	REPURCHASED SHARES (*)	0	0	0
91000110	RESTRICTED CASH (1)	0	0	0
91000120	GUARANTEED DEBT OF ASSOCIATED COMPANIES	0	0	0

(1) THIS CONCEPT MUST BE FILLED WHEN THERE ARE GUARANTEES OR RESTRICTIONS THAT AFECCT CASH AND CASH EQUIVALENTS
(*) DATA IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR **2012**

PETROLEOS MEXICANOS

STATEMENTS OF COMPREHENSIVE INCOME

CONSOLIDATED

FOR THE SIX AND THREE MONTHS ENDED 30 JUNE, 2012 AND 2011

(Thousand Pesos)

Final Printing

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR	
		ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
40010000	**REVENUE**	**817,391,045**	**406,065,571**	**746,010,162**	**393,310,044**
40010010	SERVICES	3,494,375	1,819,060	2,774,645	1,541,022
40010020	SALE OF GOODS	813,896,670	404,246,511	743,235,517	391,769,022
40010030	INTERESTS	0	0	0	0
40010040	ROYALTIES	0	0	0	0
40010050	DIVIDENDS	0	0	0	0
40010060	LEASES	0	0	0	0
40010061	CONSTRUCTIONS	0	0	0	0
40010070	OTHER REVENUE	0	0	0	0
40020000	**COST OF SALES**	**395,449,960**	**205,547,344**	**355,726,402**	**186,992,696**
40021000	GROSS PROFIT	421,941,085	200,518,227	390,283,760	206,317,348
40030000	**GENERAL EXPENSES**	**56,010,066**	**29,703,452**	**40,908,956**	**21,167,199**
40040000	**PROFIT (LOSS) BEFORE OTHER INCOME (EXPENSE), NET**	**365,931,019**	**170,814,775**	**349,374,804**	**185,150,149**
40050000	**OTHER INCOME (EXPENSE), NET**	**117,059,008**	**64,468,338**	**77,931,306**	**50,612,245**
40060000	**OPERATING PROFIT (LOSS) (*)**	**482,990,027**	**235,283,113**	**427,306,110**	**235,762,394**
40070000	FINANCE INCOME	27,248,748	861,240,529	30,711,506	360,728,760
40070010	INTEREST INCOME	1,079,507	340,337	1,545,291	911,778
40070020	GAIN ON FOREIGN EXCHANGE, NET	16,816,754	855,317,073	12,257,756	353,099,192
40070030	GAIN ON DERIVATIVES, NET	0	0	0	0
40070040	GAIN ON CHANGE IN FAIR VALUE OF FINANCIAL INSTRUMENTS	9,352,487	5,583,119	16,908,459	6,717,790
40070050	OTHER FINANCE INCOME	0	0	0	0
40080000	FINANCE COSTS	37,037,771	903,589,763	21,442,199	360,563,593
40080010	INTEREST EXPENSE	17,440,806	8,791,276	13,349,549	5,519,799
40080020	LOSS ON FOREIGN EXCHANGE, NET	0	879,705,460	0	351,158,010
40080030	LOSS ON DERIVATIVES, NET	0	0	0	0
40080050	LOSS ON CHANGE IN FAIR VALUE OF FINANCIAL INSTRUMENTS	19,596,965	15,093,027	8,092,650	3,885,784
40080060	OTHER FINANCE COSTS	0	0	0	0
40090000	**FINANCE INCOME (COSTS), NET**	**-9,789,023**	**-42,349,234**	**9,269,307**	**165,167**
40100000	SHARE OF PROFIT (LOSS) OF ASSOCIATES AND JOINT VENTURES	26,357	-132,338	282,722	-20,514
40110000	**PROFIT (LOSS) BEFORE INCOME TAX**	**473,227,361**	**192,801,541**	**436,858,139**	**235,907,047**
40120000	INCOME TAX EXPENSE	465,263,728	218,719,053	419,276,832	219,863,402
40120010	CURRENT TAX	465,263,728	218,719,053	419,276,832	219,863,402
40120020	DEFERRED TAX	0	0	0	0
40130000	**PROFIT (LOSS) FROM CONTINUING OPERATIONS**	**7,963,633**	**-25,917,512**	**17,581,307**	**16,043,645**
40140000	PROFIT (LOSS) FROM DISCONTINUED OPERATIONS	0	0	0	0
40150000	**NET PROFIT (LOSS)**	**7,963,633**	**-25,917,512**	**17,581,307**	**16,043,645**
40160000	PROFIT (LOSS), ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	0	0	0	0
40170000	PROFIT (LOSS), ATTRIBUTABLE TO OWNERS OF PARENT	7,963,633	-25,917,512	17,581,307	16,043,645

40180000	BASIC EARNINGS (LOSS) PER SHARE	0	0	0	0
40190000	DILUTED EARNINGS (LOSS) PER SHARE	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR **2012**

PETROLEOS MEXICANOS

STATEMENTS OF COMPREHENSIVE INCOME

OTHER COMPREHENSIVE INCOME (NET OF INCOME TAX)

CONSOLIDATED

FOR THE SIX AND THREE MONTHS ENDED 30 JUNE, 2012 AND 2011

(Thousand Pesos)

Final Printing

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR	
		ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
40200000	**NET PROFIT (LOSS)**	**7,963,633**	**-25,917,512**	**17,581,307**	**16,043,645**
	DISCLOSURES NOT BE RECLASSIFIED ON INCOME				
40210000	PROPERTY REVALUATION GAINS	0	0	0	0
40220000	ACTUARIAL EARNINGS (LOSS) FROM LABOR OBLIGATIONS	0	0	0	0
40220100	SHARE OF INCOME ON REVALUATION ON PROPERTIES OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
	DISCLOSURES MAY BE RECLASSIFIED SUBSEQUENTLY TO INCOME				
40230000	FOREING CURRENCY TRANSLATION	0	0	0	0
40240000	CHANGES IN THE VALUATION OF FINANCIAL ASSETS HELD-FOR-SALE	0	0	0	0
40250000	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
40260000	CHANGES IN FAIR VALUE OF OTHER ASSETS	0	0	0	0
40270000	SHARE OF OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
40280000	**OTHER COMPREHENSIVE INCOME**	**-12,573,173**	**-3,302,950**	**-1,646,507**	**-178,397**
40290000	**TOTAL OTHER COMPREHENSIVE INCOME**	**-12,573,173**	**-3,302,950**	**-1,646,507**	**-178,397**

40300000	**TOTAL COMPREHENSIVE INCOME**	**-4,609,540**	**-29,220,462**	**15,934,800**	**15,865,248**
40320000	COMPREHENSIVE INCOME, ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	0	0	0	0
40310000	COMPREHENSIVE INCOME, ATTRIBUTABLE TO OWNERS OF PARENT	-4,609,540	-29,220,462	15,934,800	15,865,248

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR **2012**

PETROLEOS MEXICANOS

STATEMENTS OF COMPREHENSIVE INCOME

INFORMATIONAL DATA

CONSOLIDATED

FOR THE SIX AND THREE MONTHS ENDED 30 JUNE, 2012 AND 2011

(Thousand Pesos)

Final Printing

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR	
		ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
92000010	OPERATING DEPRECIATION AND AMORTIZATION	68,981,047	33,905,291	61,261,197	28,787,949
92000020	EMPLOYEES PROFIT SHARING EXPENSES	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR **2012**

PETROLEOS MEXICANOS

STATEMENTS OF COMPREHENSIVE INCOME
INFORMATIONAL DATA (12 MONTHS)

CONSOLIDATED

FOR THE SIX AND THREE MONTHS ENDED 30 JUNE, 2012 AND 2011

(Thousand Pesos)

Final Printing

REF	ACCOUNT / SUBACCOUNT	YEAR	
		CURRENT	PREVIOUS
92000030	REVENUE NET (**)	1,406,625,678	1,558,428,922
92000040	OPERATING PROFIT (LOSS) (**)	695,988,213	602,220,266
92000050	PROFIT (LOSS), ATTRIBUTABLE TO OWNERS OF PARENT(**)	-11,938,978	-94,101,926
92000060	NET PROFIT (LOSS) (**)	-11,938,978	-94,101,926
92000070	OPERATING DEPRECIATION AND AMORTIZATION (**)	111,972,166	105,472,869

(*) TO BE DEFINED BY EACH COMPANY
(**) INFORMATION LAST 12 MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2012**

PETROLEOS MEXICANOS

STATEMENT OF CASH FLOWS

TO JUNE 30 OF 2012 AND 2011

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF	ACCOUNT/SUBACCOUNT	CURREENT YEAR Amount	PREVIOUS YEAR Amount
OPERATING ACTIVITIES			
50010000	**PROFIT (LOSS) BEFORE INCOME TAX**	**473,227,361**	**436,858,139**
50020000	+(-) ITEMS NOT REQUIRING CASH	0	0
50020010	+ ESTIMATE FOR THE PERIOD	0	0
50020020	+ PROVISION FOR THE PERIOD	0	0
50020030	+(-) OTHER UNREALISED ITEMS	0	0
50030000	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	80,544,232	70,532,241
50030010	DEPRECIATION AND AMORTISATION FOR THE PERIOD	68,981,047	61,261,197
50030020	(-)+ GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
50030030	+(-) LOSS (REVERSAL) IMPAIRMENT	444,376	4,036,367
50030040	(-)+ EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	-26,356	-282,722
50030050	(-) DIVIDENDS RECEIVED	0	0
50030060	(-) INTEREST RECEIVED	0	0
50030070	(-) EXCHANGE FLUCTUATION	0	0
50030080	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	11,145,165	5,517,399
50040000	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	-4,685,153	-6,937,662
50040010	(+) ACCRUED INTEREST	17,342,871	13,155,751
50040020	(+) EXCHANGE FLUCTUATION	-22,028,024	-20,093,413
50040030	(+) DERIVATIVE TRANSACTIONS	0	0
50040040	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	0	0
50050000	**CASH FLOWS BEFORE INCOME TAX**	**549,086,440**	**500,452,718**
50060000	CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES	-443,637,879	-435,292,787
50060010	+(-) DECREASE (INCREASE) IN TRADE ACCOUNTS RECEIVABLE	12,858,759	-32,475,945
50060020	+(-) DECREASE (INCREASE) IN INVENTORIES	-4,144,324	-6,186,803
50060030	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	-1,238,278	234,022
50060040	+(-) INCREASE (DECREASE) IN TRADE ACCOUNTS PAYABLE	-861,279	661,352
50060050	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	38,293,169	14,944,076
50060060	+(-) INCOME TAXES PAID OR RETURNED	-488,545,926	-412,469,489
50070000	**NET CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES**	**105,448,561**	**65,159,931**
INVESTING ACTIVITIES			
50080000	NET CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES	-81,484,891	-62,185,670
50080010	(-) PERMANENT INVESTMENTS	0	0
50080020	+ DISPOSITION OF PERMANENT INVESTMENTS	0	0
50080030	(-) INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	-80,130,660	-61,401,432
50080040	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
50080050	(-) TEMPORARY INVESTMENTS	0	0
50080060	+ DISPOSITION OF TEMPORARY INVESTMENTS	0	0
50080070	(-) INVESTMENT IN INTANGIBLE ASSETS	0	0
50080080	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
50080090	(-) ACQUISITIONS OF VENTURES	0	0
50080100	+ DISPOSITIONS OF VENTURES	0	0
50080110	+ DIVIDEND RECEIVED	0	0
50080120	+ INTEREST RECEIVED	0	0
50080130	+(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
50080140	-(+) OTHER INFLOWS (OUTFLOWS) OF CASH	-1,354,231	-784,238
FINANCING ACTIVITIES			
50090000	NET CASH FLOW FROM (USED IN) FINANCING ACTIVITIES	-11,550,078	-32,830,106
50090010	+ BANK FINANCING	122,436,104	42,534,820
50090020	+ STOCK MARKET FINANCING	58,114,123	24,472,500
50090030	+ OTHER FINANCING	0	0
50090040	(-) BANK FINANCING AMORTISATION	-162,564,959	-86,540,025
50090050	(-) STOCK MARKET FINANCING AMORTISATION	-12,718,601	-579,753
50090060	(-) OTHER FINANCING AMORTISATION	0	0
50090070	+(-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
50090080	(-) DIVIDENDS PAID	0	0
50090090	+ PREMIUM ON ISSUANCE OF SHARES	0	0
50090100	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
50090110	(-) INTEREST EXPENSE	-16,816,745	-12,717,648
50090120	(-) REPURCHASE OF SHARES	0	0
50090130	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **02** YEAR: **2012**

PETROLEOS MEXICANOS

STATEMENT OF CASH FLOWS

TO JUNE 30 OF 2012 AND 2011

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF	ACCOUNT/SUBACCOUNT	CURREENT YEAR	PREVIOUS YEAR
		Amount	Amount
50100000	**NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS**	**12,413,592**	**-29,855,845**
50110000	**EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS**	**-1,014,890**	**-3,600,050**
50120000	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	114,368,236	131,182,925
50130000	**CASH AND CASH EQUIVALENTS AT END OF PERIOD**	**125,766,938**	**97,727,030**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **02** YEAR: **2012**

STATEMENT OF CHANGES IN EQUITY

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CONCEPTS	CAPITAL STOCK	SHARES REPURCHASED	PREMIUM ON ISSUANCE OF SHARES	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	OTHER CAPITAL CONTRIBUTED	RETAINED EARNINGS (ACCUMULATED LOSSES)		ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	EQUITY ATTRIBUTABLE TO OWNERS OF PARENT	NON-CONTROLLING INTERESTS	TOTAL EQUITY
						RESERVES	UNAPPROPRIATED EARNINGS (ACCUMULATED LOSSES)				
BALANCE AT JANUARY 1, 2011	49,604,800	0	0	0	182,177,343	987,535	-13,010,188	-238,332	219,521,158	0	219,521,158
RETROSPECTIVE ADJUSTMENTS	0	0	0	0	0	0	0	0	0	0	0
APPLICATION OF COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0
RESERVES	0	0	0	0	0	0	0	0	0	0	0
DIVIDENDS	0	0	0	0	0	0	0	0	0	0	0
CAPITAL INCREASE (DECREASE)	0	0	0	0	39,522	0	0	0	39,522	0	39,522
REPURCHASE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN PREMIUM ON ISSUE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN NON-CONTROLLING INTERESTS	0	0	0	0	0	0	0	0	0	0	0
OTHER CHANGES	0	0	0	0	0	0	0	0	0	0	0
COMPREHENSIVE INCOME	0	0	0	0	0	0	17,178,768	-1,646,468	15,532,300	0	15,532,300
BALANCE AT JUNE 30, 2011	49,604,800	0	0	0	182,216,865	987,535	4,168,580	-1,884,800	235,092,980	0	235,092,980
BALANCE AT JANUARY 1, 2012	49,604,800	0	0	0	182,177,343	987,535	-92,273,788	-18,116,147	122,379,743	0	122,379,743
RETROSPECTIVE ADJUSTMENTS	0	0	0	0	0	0	0	0	0	0	0
APPLICATION OF COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0
RESERVES	0	0	0	0	0	0	0	0	0	0	0
DIVIDENDS	0	0	0	0	0	0	0	0	0	0	0
CAPITAL INCREASE (DECREASE)	0	0	0	0	0	0	0	0	0	0	0
REPURCHASE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN PREMIUM ON ISSUE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN NON-CONTROLLING INTERESTS	0	0	0	0	0	0	0	0	0	0	0
OTHER CHANGES	0	0	0	0	0	0	0	0	0	0	0
COMPREHENSIVE INCOME	0	0	0	0	0	0	7,963,633	-12,573,173	-4,609,540	0	-4,609,540
BALANCE AT JUNE 30, 2012	49,604,800	0	0	0	182,177,343	987,535	-84,310,155	-30,689,320	117,770,203	0	117,770,203

July 26, 2012

Analysis and Review on the Administration of the Operations and Financial Results of Petróleos Mexicanos (the Company)

Second Quarter 2012 Summary

Total sales amounted to $ 406.1 billion.

Average crude oil production was 2,540 MMbd.

EBITDA, recorded an increase of 2.5% due to increased revenues.

Taxes and duties paid decreased 0.5%, amounting to $218.7 billion (U.S.$16.0 billion).

During the second quarter of 2012, Petróleos Mexicanos (PEMEX) recorded a net loss of $25.9 billion, as a result of a negative comprehensive financing result of $42.3 billion, partially offset by a 27.4% increase in other income.

1H12 Summary

Total sales amounted to $817.4 billion.

Average crude oil production was 2,540 MMbd.

EBITDA recorded an increase of 12.9% due to increased revenues.

Taxes and duties paid increased 11.0%, amounting to $465.3 billion (U.S.$34.1 billion).

During the first half of 2012, PEMEX recorded a net loss of $ 7.9 billion (U.S.$6.5 billion), as a result of an increase in the negative comprehensive financing result of $ 9.8 billion, partially offset by a 50.2% increase in other income.

MANAGEMENT DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

OPERATIONAL RESULTS

Total Revenues from Sales and Services

During the second quarter, revenues from sales and services increased by 3.2% to $406.1 billion (U.S. $29.7 billion) primarily as a result of:

- An 8.6% increase in prices for domestic products, due to the increase of oil products including gasoline (Magna 11.7%, Premium 5.4%), diesel (11.1%), industrial diesel (11.9%) fuel oil (25.7%), jet fuel (9.2%) and asphalt (29.2%).
- Increases in sales volumes of the following products were recorded: premium gasoline (40.5%), diesel (3.2%), industrial diesel (32.4%) and jet fuel (3.7%).
- The above were partially offset by the decrease of crude oil exports of 9.3% which averaged 1,214 Mbd, a 125 Mbd difference as compared to the same quarter of 2011.
- During the second quarter of 2011 the FX rate was $11.8389 peso per U.S. dollar and for the same period in 2012 was $13.6530 a depreciation of 15.3% through the same period

During the first semester of 2012, total revenues from sales and services, increased by 9.6% to $ 817.4 billion (U.S.$ 59.9 billion) as compared to the same period of 2011.

Domestic Sales

Domestic sales during the second quarter of 2012 increased by 8.6%, amounting to $ 213.0 billion (U.S.$ 15.6 billion) due to higher volumes and prices sales in products such as gasoline, diesel, industrial diesel and jet fuel among others.

From January 1 to June 30, 2012, total domestic sales increased by 11.0% to $ 416.6 billion (U.S.$ 30.5 billion) a difference of $41.1 billion compared to the same period of 2011.

Exports

During the second quarter of 2012, export sales decreased by 2.3%, to $ 191.2 billion (U.S.$ 14.0 billion) as compared to the same period of 2011.

As of June 30 2012, total exports increased by 8.0% to $397.3 billion (U.S.$ 29.1 billion) as compared to the first half of 2011. The $ 29.5 billion variation, was primarily due to higher prices of the Mexican crude oil basket in the international markets. The average price per barrel was of US$ 106.1 in 2012, as compared to U.S.$ 99.0 in 2011.

Cost of Sales

Cost of sales, during the second quarter of 2012, increased by 9.9% to $ 205.5 billion, as compared to the same period of 2011. The increase in cost of sales is primarily due to a 10.8% increase in depreciation; a 25.3% increase in amortizations and a 20.2% increase in operating expenses.

The increase of the operating expenses included in the cost of sales are due to increases in the costs of services payable to third parties, materials and other rental expenses. The previous was partially offset by a decrease in the net cost of employee benefits, fees paid to third parties, freights, royalties and a decrease in leases and insurance.

General expenses, which are composed by distribution and administrative expenses, increased by 40.3%, as a result of a 71.2% increase in administrative expenses, partially offset by a 16.3% decrease in distribution expenses. In this sense, the increase of administrative expenses during the second quarter of 2012 was due to increases in depreciation, increase of preservation and maintenance expenses and increase in the net cost of employee benefits.

Distribution expenses decreased by 16.3%, due to lower expenses in preservation and maintenance, decrease in the net cost of employee benefits and a lower depreciation.

From January 1, 2012 to June 30, 2012 cost of sales increased by 11.2%, to $395.4 billion primarily as a result of:

- a 6.7% increase in purchases for resale, due to higher prices of hydrocarbons and its derivatives;
- an increase in preservation and maintenance expenses, as well as in non-successful wells, depreciation, amortization, personal services, provisions, auxiliary services payable to third parties, materials and leasing; and
- the above factors were partially offset by a decrease in the net cost of employee benefits for the period, as well as in exploration expenses, feed paid to third parties, royalties and freight and insurance.

During the first half of 2012, general expenses, which are composed of administrative expenses and distribution expenses, increased by 36.9%, due to an increase of 58.1% in administrative expenses which was partially offset by a 5.5% decrease in distribution expenses

In this sense, the increase of administrative expenses during the first half of 2012 was due to increases in depreciation, increase of preservation and maintenance expenses and increase in the net cost of employee benefits.

Distribution expenses decreased 5.5% as a result of lower preservation and maintenance expenses, and to a decrease in the net cost of employee benefits during the period. The previous was partially offset by an increase in depreciation, materials and technical assistance services paid to the Mexican Petroleum Institute (IMP).

Other Revenue (Expenses)
The 27.4% increase recorded in other revenues during the second quarter of 2012 is primarily due to a 23.0% increase in the IEPS credit.

Additionally during the first half of 2012, other revenues recorded a positive variation of $39.1 billion as compared to the same period of 2011. The 50.2% increase was primarily due to an increase in the IEPS credit of $38.9 billion.

Comprehensive Financing Result
The comprehensive financing result recorded a negative variation of $ 42.4 billion, as compared to the same quarter of 2011, as a result of:
- higher interest expenses
- an increase in exchange loss, due to a depreciation of the Mexican peso against the U.S. dollar, as compared to the depreciation recorded during the same period of the previous year.

From January, to June 30, 2012, the comprehensive financing result recorded a negative result of $ 9.7 billion due to:
- higher interest expense;
- lower interest income; and
- the former was partially offset by an exchange gain, due to the appreciation of the Mexican peso against the U.S. dollar.

Net Income
During the second quarter of 2012, PEMEX recorded a net loss of $25.9 billion (U.S.$1.9 billion) as a result of an $18.5 billion increase in the cost of sales, a $8.5 billion increase in general expenses and a negative variation in the

comprehensive financing result of $ 42.5 billion. These results were partially offset by a decrease in taxes and duties and an increase in other revenues.

During the first half of 2012, PEMEX recorded a net income of $ 7.9 billion (U.S.$583 million), primarily as a result of an increase in sales due to higher prices of the Mexican crude oil basket, and to an increase in other revenues as a result of an increase in the IEPS credit. The previous was partially offset by an increase in cost of sales and general expenses, an increase in taxes and duties, as well as by a negative comprehensive financing result.

Current Assets

As of June 30, 2012, current assets decreased by 4.5% as compared to December 31, 2011, amounting to $338.2 billion. The $16.1 billion decrease recorded, is primarily due to a decrease in account receivables, and to the value of derivative financial instruments, which was partially offset by an $11.4 billion increase in cash and cash equivalents.

Property, plant and equipment

Property, plant and equipment increased by 0.5%, amounting to $ 1,599.6 billion, as compared to December 31, 2011 which recorded $1,591 billion.

Current Liabilities

Current liabilities decreased by 12.4% as compared to December 31, 2011, totaling $ 221.9 billion, primarily due to a $24.2 billion decrease in taxes and duties to be paid and by a $9.2 decrease in the short term debt. This was partially offset by a $2.8 billion increase in accounts and accrued expenses payable.

Equity

As of June 30, 2012, PEMEX recorded negative equity totaling $ 117.8 billion, a 3.8% decrease, as compared to negative equity of $122.4 billion as of December 31, 2011.

OPERATING RESULTS AS OF JUNE 30, 2012

Crude Oil Production

Crude oil production recorded 2,540 Mbd, a 0.7% decrease as compared to the same quarter of the previous year as a result of:

- delays in the completion of wells at Cantarell due to the fact that contracting of drilling equipment ran behind schedule, as a result of longer tender processes and market conditions variations;
- a natural decline in production at the Delta del Grijalva, Crudo Ligero Marino and Cantarell projects in the South Region, Southwestern Marine Region and Northeastern Marine Region, respectively.

The previous was partially offset by an increase in production of approximately 18 Mbd from the Aceite Terciario del Golfo (ATG) project. This increase is primarily explained by the start of operations of new wells, and by the measures taken towards maintaining production. Light crude oil production also increased by 5.9%, as a result of the completion and repair of wells in the Yaxché and Chuc projects in the Southwestern Marine Region, in the Ogarrio-Magallanes project in the Southern Region, and at the ATG project in the North Region.

During the first six months of 2012, crude oil production amounted to 2,538 Mbd, a decrease of 26 Mbd as compared to the same period of 2011, primarily due to:

- an incident on the Processing Center Ku-S, in the Ku-Maloob-Zaap business unit, which caused delays in production;

- a decrease in production of heavy crude oil due to a natural decline in production of fields in the Cantarell business unit, as well as delays in the completion of wells in the same business unit, due to delays in the contracting of drilling equipment, as a result of longer tender processes and changes in current market conditions; and
- a decrease in production of extra-light crude oil, primarily due to a natural decline in production at the Delta del Grijalva and Crudo Ligero Marino projects in the South Region and Southwestern Marine Region, respectively.

The previous was partially offset by production increases in the Yaxché, Och-Uech-Kax, Chuc, Ogarrio Magallanes and ATG projects.

Natural Gas Production
During the second quarter of 2012, total natural gas production decreased by 4.4%,2 as a result of:

- a decrease in associated gas production due to a natural decline in production of fields at the Abkatún-Pol Chuc business unit in the Southwestern Marine Region, at the Samaria-Luna and Cantarell business units in the South Region and Northeastern Marine Region, respectively. And also due to the strategies implemented at Cantarell to manage the exploitation of the transition zone; and
- a decrease in non-associated gas production due to a programmed reduction in drilling activities and the completion of wells in the Burgos and Veracruz business units of the Northern Region, in response to lower natural gas prices in the U.S. market.

These decreases were partially offset by an increase in associated gas production at the Litoral de Tabasco business unit in the Southwestern Marine Region, and at the ATG Asset in the Northern Region.

During the first half of 2012, natural gas production recorded a 5.7% decrease, amounting to 5,708 MMcfd, primarily due to:

- natural declines in production of associated gas at the Abktun-Pol Chuc business unit in the Southwestern Marine Region, at the Samaria Luna business unit in the Southern Region and at the Cantarell business unit in the Northeastern Marine Region; and
- a decrease in non-associated gas production due to a programmed reduction in drilling activities and the completion of wells in the Burgos and Veracruz business units of the Northern Region.

These decreases were partially offset by an increase in associated gas production at the Litoral de Tabasco in the Southwestern Marine Region and at the ATG business unit in the Northern Region.

Gas Flaring
During the second quarter of 2012, gas flaring decreased by 62.8%, primarily due to:

- new infrastructure installed on marine platforms for the handling and transportation of gas;
- the implementation and improvement of the Operational Reliability System; and
- the execution of strategies at Cantarell intended to optimize the exploitation of wells with high associated gas content.

The natural gas use as a percentage of production was 98% during the second quarter of 2012.

From January 1 to June 30, 2012, gas flaring decreased by 56.5% to 124 MMcfd, due to:

- new infrastructure installed on marine platforms for the handling and transportation of gas;
- the implementation and improvement of the Operational Reliability System; and
- the execution of strategies at Cantarell to optimize the exploitation of wells with high gas content.

As a result of these activities, the natural gas use as a percentage of production was 97.8% during the first half of 2012.

Crude Oil Processing
Total crude oil processing increased by 7.2%, primarily due to:

- stabilized operations of the new plants at the Minatitlán Refinery; and
- programmed maintenance cycles.

Light crude oil processing decreased 4.5%, and heavy crude oil processing increased 26.6%, due to variations in the crude oil mix received at the Minatitlán Refinery.

PEMEX's usage of its primary distillation capacity decreased by 2.7 percentage points. From 76.4% to 73.7% of its total capacity, primarily due to the fact that the new plants at the Minatitlán Refinery came into operation, and some of its processes are still undergoing a stabilization stage.

PEMEX's National Refining System (NRS) recorded a negative variable refining margin of U.S.$2.68 per barrel, U.S.$3.72 per barrel below the margin recorded during the second quarter of 2011. This decrease is primarily explained by the volatility in the prices of crude oil and petroleum products in the international markets, as well as unfavorable structural conditions in the domestic market.

During the first six months of 2012, total crude oil processing amounted to 1,223 Mbd, a 5% increase as compared to the same period of 2011, primarily due to the resumption of regular operations of the hydrodesulphuration diesel oil plant at the Cadereyta Refinery, the stabilization of operations in the new plants at the Minatitlán Refinery, and as a result of programmed maintenance projects in the National Refining System.

PEMEX's usage of its primary distillation capacity decreased by 3.7 percentage points as compared to the first six months of 2011 due to the fact that some of the processes of the new plants operating at the Minatitlán Refinery are still in a stabilization stage.

Production of Petroleum Products
Total petroleum products production increased by 5.5%, or 72 Mbd, as compared to the second quarter of 2011 due to an increase in crude oil processing and since the new plants at the Minatitlán Refinery came into operation. The largest increase recorded was for gasolines and diesel.

From January 1 to June 30, 2012, total petroleum products output increased by 3.4%, as compared to the same period of 2011, mainly due to increases in the outputs of products such as gasolines and diesel.

During the second quarter of 2012, PEMEX's National Refining System (NRS) recorded a negative variable refining margin of U.S.$2.68 per barrel, U.S.$3.72 per barrel below the margin recorded during the second quarter of 2011. This decrease is primarily explained by the volatility in the prices of crude oil and petroleum products in the international markets, as well as unfavorable structural conditions in the domestic market.

For the six months of 2012, the NRS's operating performance has improved as a result of an increase in heavy crude oil processing, a greater output of lighter products, and a lower production of waste products. Nonetheless, during the first six months of 2012, the NRS recorded a negative variable refining margin of U.S.$2.70 per barrel, U.S.$4.96 per barrel below the margin recorded during the same period of 2011. The decline is primarily explained by the volatility in the prices of crude oil and petroleum products in the international markets, as well as unfavorable structural conditions in the domestic market

Natural Gas Processed

During the second quarter of 2012, natural gas processing decreased by 1.1% in response to reduced availability of sour wet gas in the Marine and South Regions. As a result of the aforementioned, condensates processing decreased by 10 Mbd.

Dry gas production increased by 8 MMcfd, due to the lower content of liquefiables in gas to be processed. As a result, natural gas liquids production declined by 5.1% or 20 Mbd.

During the first six months of 2012, total natural gas processing recorded a 0.3% decrease. The decline is primarily due to reduced availability of sour wet gas in the Marine Regions, and was partially offset by greater availability of sweet wet gas in the Northern Region.

Condensates processing decreased by 8 Mbd, due to a decrease in the supply of condensates from the Marine and Southern Regions.

During the first half of 2012, dry gas production increased by 0.9%, or 31 MMcfd, due to greater availability of sweet wet gas from the Northern Region, and lower content of liquefiables in gas to be processed. As a result of the aforementioned and the lower content of liquefiables in overhead sweet gas streams, natural gas liquids declined by 5.5%.

Petrochemicals Production

The production of petrochemical products decreased by 20.1%, due to a temporary shutdown in the aromatics chain as a result of the incorporation of a new continuous catalytic regeneration platforming (CCR) plant in the Cangrejera Petrochemical Complex.

The former was partially offset by the following:

- an increase in production in the methane derivatives chain, primarily of ammonia; and
- an increase in production in the ethane derivatives chain, mainly of ethylene and vinyl chloride.

Initial studies and stabilization of the CCR plant in the Cangrejera Petrochemical Complex are expected to take place during the third quarter of 2012.

The production of petrochemical products amounted to 2,440 Mt, a 16.9% decrease as compared to the first six months of 2011.

This decline is primarily explained by the shutdown at the aromatics chain, due to the ongoing incorporation of a CCR plant in the Cangrejera Petrochemical Complex.

The former was partially offset by an increase in production in the methane derivatives chain, as a result of the resumption of regular operations in the ammonia and methanol plants, as compared to the first six months of 2011, as well as an increase in domestic demand for fertilizers.

Finally, the ethane derivatives chain also recorded an increase in production, due to greater sales volume of ethylene for international trade, and of vinyl chloride as a result of its greater availability, as compared to the first half of 2011.

CONSOLIDATED BALANCE SHEET, LIQUIDITY AND CAPITAL RASING

Equity Structure

As of June 30, 2012, PEMEX recorded negative equity totaling $ 117.8 billion, a 3.8% decrease, as compared to negative equity of $122.4 billion as of December 31, 2011. It is of importance that PEMEX's current financing agreements do not include financial or payment suspension covenants that could be triggered as a result of negative equity.

During the first six months of 2012, there were no capitalized payments to the equity of PEMEX, their Subsidiary Entities and Subsidiary Companies by the Federal Government.

Liquidity Management

As of June 30, 2012, Petróleos Mexicanos holds liquidity management credit lines for U.S.$3.25 billion which are completely available to PEMEX.

Debt

The following information reflects PEMEX's total debt as of December 31, 2011 and as of June 30, 2012:

	Balance as of Dec 31, 2011 (Billion pesos)	June 30, 2012
Short-term	$110.5	$101.3
Long-term	$672.7	$670.8
Total debt	$783.2	$772.1

The following are the main financing activities carried out during 2012:

Capital Markets

- On January 24, 2012, Petróleos Mexicanos issued U.S.$2.1 billion of its 4.875% Notes due in January 2022; U.S.$100 million of these notes were allocated in the Asian market.
- On April 10, 2012, Petróleos Mexicanos issued 300 million Swiss Francs of its 2.50% Notes due in 2019.
- On April 26, 2012, Petróleos Mexicanos issued 150 million Australian dollars of its 6.125% Notes due in 2017.
- On June 26, 2012, Petróleos Mexicanos issued U.S.$1.75 billion of its 5.50% Notes due in June 2044.

The proceeds from these placements will be used to finance investment projects and for debt refinancing.

ECAs

- On July 6, 2012, Petróleos Mexicanos issued two series of Notes for U.S.$400 million each guaranteed by the Export-Import Bank of the United States (Ex-Im Bank), which mature on December 20, 2022. The Notes will bear semi-annual interest rates of 2.0% and 1.95%, respectively, plus the exposure fee of the Ex-Im Bank and have an average life of 5.71 years.
- On July 18, 2012, Petróleos Mexicanos obtained a U.S.$300 million bilateral credit line from Export Development Canada (EDC), due in July 2017, and will pay annual interest rate of 1.50%.
- On July 26, 2012, Petróleos Mexicanos issued a third set of Notes for U.S.$400 million guaranteed by the Ex-Im Bank, due on December 20, 2022. The Notes will bear semi-annual interest rate of 1.70%, plus the exposure fee of the Ex-Im Bank and have an average life of 5.65 years.

Others

During the first half of 2012, Petróleos Mexicanos obtained U.S.$312.7 million through Public Works Financed Contracts (COPF) of Pemex-Exploration and Production. These contracts are used for the exploitation of natural gas fields in the Burgos basin.

Cash flows from operating activities, financing and investment

As of June 30, 2012, according to the Preliminary Consolidated Financial Statements, net cash flow from operating activities was $ 105.5 billion, as compared to $ 65.2 billion in the same period of2011.

Cash and cash equivalents as of June 30 2012, totaled $ 125.8 billion, compared to $ 97.7 billion in the same period of 2011.

Treasury Policies

As far to the treasury policies, Petróleos Mexicanos seeks to have sufficient financial resources to meet its payment obligations and its subsidiary entities, as well as promote integration and consolidation of the position and projection of its cash.

In addition, Petróleos Mexicanos develops investment mechanisms of its financial resources to ensure the best conditions of the market and guarantee the best recruitment services provided by financial institutions.

The investment of resources in the treasury of Petróleos Mexicanos in pesos and dollars are based on the following policies:

Peso Funds

Petróleos Mexicanos, for its financial transactions, is bound to the observance and compliance with applicable regulations issued by the Federal Government. SHCP provides guidelines to all Federal Government public-sector entities, for managing their funds stating that Petróleos Mexicanos may only invest in:

a) Government securities.
b) Financial transactions by the Federal Government.
c) Demand deposits at commercial banks. The balance must not exceed 10% of the balance of the available funds.
d) Balances with the Treasury.
e) Shares of capital stock of investment companies, whose investment objective are government securities.

It is important to mention that reports holding government instruments can only be made with financial institutions that obtain at least the following credit scores from the rating agencies:

National Scale	Fitch	Standard and Poor's	Moody's
Long Term	AA(mex)	mxAA	Aa2.mx

Dollar Funds

The policy for the management of this currency is to invest the funds where resources are invariably deposited not more than 48 hours. Later on, these resources are deposited in accounts previously opened in the Banco de Mexico. Foreign exchange transactions, by volume, are performed with the Banco de Mexico.
Petróleos Mexicanos invariably seeks funds in which investments are classified by the Bank of Mexico with liquidity ratio and, in turn, comply with various provisions that govern its operation.

Cash and cash equivalents currencies
Petróleos Mexicanos's cash and cash equivalents relies primarily in pesos and dollars, since it comes from the sales of its products, whether domestic or international. In the same way Petróleos Mexicanos makes payments of various expenses and debt in those currencies.

Relevant investment capital
Significant capital investments that were committed at the end of last fiscal year, by their nature, are described in Section 3) c) "credit information relevant" from the Annual Report.

Significant transactions not recorded in the balance sheet or income statement
Petróleos Mexicanos has no significant transactions not recorded in the balance sheet or income statement.

Tax credits or debits
In February 2010, the Servicio de Administración Tributaria (Administrative Taxation Service) notified Pemex-Exploration and Production of the results of its review of Pemex-Exploration and Production's financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, the value added tax and the Ordinary Hydrocarbon Duty. On September 20, 2010, the Administrative Taxation Service notified Pemex-Exploration and Production that it owed an additional approximately $4,575.2 million (including penalties and interest) in taxes as of August 2010 for the fiscal year ended December 31, 2006. On November 30, 2010, Pemex-Exploration and Production filed an administrative claim (file 28733/10-17-03-7) against this resolution before the Tercera Sala Regional Metropolitana del Tribunal Federal de Justicia Fiscal y Administrativa (Third Metropolitan Regional Court of the Federal Fiscal and Administrative Court) which was admitted on February 14, 2011. On August 24, 2011, the Administrative Taxation Service filed its response and a motion against the expert´s evidence offered by Pemex-Exploration and Production. On August 30, 2011 an appeal was filed by Pemex-Exploration and Production against this motion. On September 6, 2011 the expert appointed by Pemex-Exploration and Production accepted his designation. As of this date, the trial is in the evidentiary stage.

In February 2010, the Administrative Taxation Service notified Pemex-Refining of the results of its review of Pemex-Refining's financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions and the value added tax. On September 20, 2010, the Administrative Taxation Service notified Pemex-Refining that it owed an additional approximately $1,553.4 million (including penalties and interest) in taxes as of August 2010 for the fiscal year ended December 31, 2006. On November 30, 2010, Pemex-Refining filed an administrative claim (file 28733/10-17-

03-7) against this resolution before the Tercera Sala Regional Metropolitana del Tribunal Federal de Justicia Fiscal y Administrativa (Third Metropolitan Regional Court of the Federal Fiscal and Administrative Court) which was admitted on February 14, 2011. On August 24, 2011, the Administrative Taxation Service filed its response and a motion against the expert's evidence offered by Pemex-Refining. On August 30, 2011 an appeal was filed by Pemex-Refining against this motion. On September 6, 2011 the expert appointed by Pemex-Refining accepted his designation. As of this date, the trial is in the evidentiary stage.

INTERNAL CONTROL

Petróleos Mexicanos management is responsible for establishing and maintaining an adequate internal control system for financial reporting. This system is designed to provide reasonable assurance regarding the reliability of financial statement information. The system of internal control over financial reporting includes those policies and procedures for:

(I) Make sure that the records reasonably deemed necessary details are accurate and complete and reflect the transactions and movements of PEMEX's assets;

(Ii) Provide reasonable assurance that all transactions have been registered for the preparation of the financial statements and that PEMEX's expenses are made only in accordance with authorizations of the management and authority staff, executed by each entity concerned, and

(Iii) To provide management staff a reasonable assurance regarding prevention and early detection of any acquisition, disposal or use of unauthorized assets that could affect PEMEX's financial statements.

For the proper performance of their duties, the Board of Directors of Petróleos Mexicanos counts with the Audit and Performance Evaluation Committee, that has within its powers, to establish a risk management system that can affect the situation and financial operations of Petróleos Mexicanos, and regularly report to the Council on follow-up. In addition, the Audit and Performance Evaluation Committee should inform the Board of Directors the status of the internal control system and propose their amendments.

In order to perform their functions, the Audit and Performance Evaluation verifies compliance with the goals, objectives, plans and programs of Petróleos Mexicanos, including the timing, terms and conditions of the commitments adopted, as well as the performance indicators; verifies and certifies the reasonableness and adequacy of accounting and financial reporting, and supervises the processes to design, integrate and disseminate the financial and accounting information, besides the audits to be conducted.

NOTE 1—STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES:

Petróleos Mexicanos was created on June 7, 1938, and began operations on July 20, 1938 in accordance with a decree of the Mexican Congress stating that all foreign-owned oil companies in operation at that time in the United Mexican States ("Mexico") were thereby nationalized. Petróleos Mexicanos and its four Subsidiary Entities are decentralized public entities of the Federal Government of Mexico (the "Mexican Government") and together comprise the Mexican oil and gas industry.

The operations of Petróleos Mexicanos and its Subsidiary Entities are regulated mainly by the Constitución Política de los Estados Unidos Mexicanos (Political Constitution of the United Mexican States, or the "Mexican Constitution"), the Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States concerning Petroleum Affairs, or the "Regulatory Law"), and the Ley de Petróleos Mexicanos (Petróleos Mexicanos Law) and the Reglamento de la Ley de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law), which establishes the State will be exclusively entrusted with the activities in the strategic areas of petroleum, hydrocarbons and basic petrochemicals through Petróleos Mexicanos and its Subsidiary Entities, with Petróleos Mexicanos (Corporate) responsible for the central conduction and strategic direction of such activities.

The Petróleos Mexicanos Law, which was published in the Diario Oficial de la Federación (Official Gazette of the Federation) on November 28, 2008, establishes that the four Subsidiary Entities, as created by the Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios (Organic Law of Petróleos Mexicanos and the Subsidiary Entities), which preceded the Petróleos Mexicanos Law, will continue carrying out their activities in accordance with their objectives, fulfilling the commitments they have already assumed in Mexico and abroad, unless and until the Mexican Government issues a decree or decrees of reorganization based on a proposal by the Board.

The Subsidiary Entities are decentralized public entities of a technical, industrial and commercial nature with their own corporate identity and equity and with the legal authority to own property and conduct business in their own names. The Subsidiary Entities are controlled by and have the characteristics of subsidiaries of Petróleos Mexicanos. The Subsidiary Entities are:

- Pemex-Exploración y Producción ("Pemex-Exploration and Production");
- Pemex-Refinación ("Pemex-Refining");
- Pemex-Gas y Petroquímica Básica ("Pemex-Gas and Basic Petrochemicals"); and
- Pemex-Petroquímica ("Pemex-Petrochemicals").

The strategic activities entrusted to Petróleos Mexicanos and the Subsidiary Entities can be performed only by Petróleos Mexicanos and these Entities.

The principal objectives of the Subsidiary Entities are as follows:

Pemex-Exploration and Production explores for and produces crude oil and natural gas; additionally, this entity transports, stores and markets such products;

Pemex-Refining refines petroleum products and derivatives thereof that may be used as basic industrial raw materials; additionally, this entity stores, transports, distributes and markets such products and derivatives;

Pemex-Gas and Basic Petrochemicals processes natural gas, natural gas liquids and derivatives thereof that may be used as basic industrial raw materials, and stores, transports, distributes and markets such products; additionally, this entity stores, transports, distributes and markets basic petrochemicals; and

Pemex-Petrochemicals engages in industrial petrochemical processing and stores, distributes and markets secondary petrochemicals.

For purposes of these condensed consolidated interim financial statements, any capitalized name or term that is not defined herein, will have the meaning attributed to it in the Regulatory Law or in the Petróleos Mexicanos Law.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are decentralized public entities created by the predecessor statute to the Organic Law of Petróleos Mexicanos, whereas the Subsidiary Companies are companies that have been formed in accordance with the applicable laws of each of the respective jurisdictions in which they have been incorporated, and are managed as private corporations.

PEMEX's address and its principal place of business is:

Av. Marina Nacional No. 329
Col. Petróleos Mexicanos
México, D.F. 11311
México

NOTE 2—BASIS OF PREPARATION:

(a) Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 "Interim Financial Reporting" ("IAS 34") issued by the International Accounting Standard Board ("IASB"). These unaudited condensed consolidated interim financial statements do not include all the information and disclosure required for full annual consolidated financial statements, and should be read in conjunction with PEMEX's audited consolidated financial statements as of and for the year ended December 31, 2011, which were prepared under Mexican Financial Reporting Standards ("Mexican FRS"). PEMEX estimates that there is no significant impact on its unaudited condensed consolidated interim financial statements, due to the seasonality of operations.

On July 26, 2012, these unaudited condensed consolidated interim financial statements and the notes thereto were authorized for issuance by the following officers: Public Accountant Víctor M. Cámara Peón, Deputy Director of Accounting, Fiscal and Financial Controls and C. Francisco J. Torres Suárez, Associate Managing Director of Accounting.

(b) Adoption of International Financial Reporting Standards as issued by the International Accounting Standards Board

Until December 31, 2011, PEMEX's condensed consolidated interim financial statements were prepared under Mexican FRS. Beginning January 1, 2012, the condensed consolidated interim financial statements are prepared under IFRS as issued by the IASB.

PEMEX established January 1, 2011 as the "transition date" to IFRS. The rules for first-time adopters of IFRS are established in IFRS 1 "First-time Adoption of International Financial Reporting Standards" ("IFRS 1").

The statements of financial position as of December 31 and January 1, 2011, as well as the statements of comprehensive income, statements of changes in equity and statements of cash flows for the six-month period ended June 30, 2011, and the statements of comprehensive income for the three-month period ended June 30, 2011 are included solely for comparative purposes and were prepared in accordance with IFRS, using the same accounting policies and procedures used in the preparation of the condensed consolidated financial statements as of and for the six-month period ended June 30, 2012 and the statements of comprehensive income for the three-month period ended June 30, 2012.

In order to determine its opening statement of financial position and comparative adoption statement of financial position as required by IFRS 1, PEMEX in accordance with IFRS 1, chose the following exemptions and exceptions:

(i) Optional Exemptions Under IFRS

Exemption to use fair value as deemed cost for well, pipelines, plant and equipment items

IFRS 1 provides the option to measure property, plant and equipment, as well as certain intangibles, at their fair value as of the date of transition to IFRS and use that fair value as the deemed cost of the relevant assets, or to use the updated book value previously reported under Mexican FRS, provided that such book value is broadly comparable to (a) fair value; or (b) cost or depreciated cost under IFRS, adjusted to recognize changes in inflation.

PEMEX has chosen to value certain of its plants, pipelines, offshore platforms and drilling equipment at fair value as of the transition date, and, in addition, to subject these fixed assets to impairment tests. For the remaining fixed assets, PEMEX has chosen to use their current values under Mexican FRS as their deemed cost. The net effect of the change in valuation of fixed assets is recognized against the initial balance of (accumulated losses) retained earnings under IFRS as of the transition date.

Exemption for borrowing costs

IFRS 1 allows entities to apply the transitional guidelines included in revised IAS 23 "Borrowing Costs", which provides that the standard is effective as of January 1, 2009 or the transition date to IFRS, whichever is later, unless the entity elects retrospective application.

PEMEX chose to apply this exception and begin to capitalize all financing costs prospectively from the transition date.

Exemption for accumulated currency translation effects

IFRS 1 permits the cancellation of accumulated gains and losses arising from the translation of foreign currency amounts in the consolidation of the financial statements related to foreign operations and investments accounted for by the equity method under Mexican FRS. This exception allows entities to avoid calculating the accumulated foreign currency translation effect in accordance with IAS 21, "The Effects of Changes in Foreign Exchange Rates", as of the date on which the subsidiary or investment accounted for by the equity method was created or acquired. Instead, PEMEX has chosen to cancel the accumulated gains and losses from foreign currency translation effect against the initial balance of (accumulated losses) retained earnings under IFRS as of the transition date.

Exemption for determining cost in the measurement of investment in subsidiaries and associates in the preparation of separate financial statements

When an entity prepares separate financial statements, IAS 27 "Consolidated and Separate Financial Statements" ("IAS 27") requires accounting for investments in subsidiaries, jointly controlled entities and associates at cost or fair value according to IFRS 9 "Financial Instruments". IFRS 1 allows investments to be measured by one of the following methods: a) the cost determined in accordance with IAS 27, or b) the deemed cost. The deemed cost of the investment will be: i) the fair value determined according to IFRS 9, or ii) the carrying amount under previous GAAP, at the transition date.

In accordance with IAS 27, PEMEX chose to use the carrying amount under Mexican FRS as the transition date as the deemed cost of its investments in the preparation of separate financial statements.

(ii) Mandatory exceptions under IFRS 1

Exception for accounting estimates

Estimates prepared under IFRS as of the transition date should coincide with those previously prepared under the entity's former accounting principles basis, unless there is objective evidence that the previous estimates contained factual errors as of their dates. PEMEX has reviewed its estimates under Mexican FRS as of the transition date and has made no changes to the previously determined estimates.

(iii) Other policy changes

Early adoption of IAS 19 (revised) "Employee Benefits" ("IAS 19")

PEMEX chose the early adoption of IAS 19, which eliminates the use of the "corridor method" to recognize actuarial gains and losses. As a result, such items are now recognized in other comprehensive income (loss) in the period in which they are incurred. Items that may be recognized in the statement of comprehensive income are limited to past and present service costs, gains or losses arising from plan curtailments or settlements and interest income or expense. All other gains or losses in (liabilities) assets for termination or retirement benefits are recognized in other comprehensive income (loss), with no further impact on the results of operations.

As a result, PEMEX has recognized all unamortized actuarial gains or losses and plan modifications reported under Mexican FRS against the initial balance of (accumulated losses) retained earnings under IFRS.

Additionally, accruals for termination benefits are only recognized when an entity has incurred a legal obligation to pay such benefits to the employee. For this reason, as of the transition date, PEMEX has cancelled the component of termination benefits against the initial balance of (accumulated losses) retained earnings under IFRS.

(c) Basis of measurement

These condensed consolidated interim financial statements have been prepared using the historical cost basis method, except where it is indicated that certain items have been measured using the fair value model or deemed cost basis. The principal items measured at fair value are derivative financial instruments and certain assets at the transition date, including pipelines, properties, plant and equipment; those measured at amortized cost are mainly debt and those measured at present value are mainly the provision for employee benefits.

Regarding equity and other equity's items, PEMEX recognized the effects of inflation in the preparation of its consolidated financial statements until December 31, 1997, the last year in which the economy was deemed as hyperinflationary in accordance with IAS 29 "Financial Reporting in Hyperinflationary Economies" under IFRS.

(d) Functional and presentation currency

These condensed consolidated interim financial statements are presented in Mexican pesos, which is both PEMEX's functional currency and presentation currency. All financial information has been rounded to the nearest thousand unless otherwise indicated.

References in these condensed consolidated interim financial statements and the related notes to "pesos" or "Ps." refers to Mexican pesos, "U.S. dollars" or "U.S. $" refers to dollars of the United States of America, "yen" or "¥" refers to Japanese yen, "euro" or "€" refers to the legal currency of the European Economic and Monetary Union, "Pounds sterling" or "£" refers to the legal currency of the United Kingdom, "Swiss francs" or "CHF" refers to the legal currency of the Swiss Confederation, "Canadian dollars" or "CAD" refers to the legal currency of Canada and "Australian dollars" or "AUD" refers to the legal currency of Australia. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share prices.

(e) Use of estimates

The preparation of the condensed consolidated interim financial statements requires the use of estimates and assumptions made by PEMEX's management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of these condensed consolidated interim financial statements, as well as the recorded amounts of income and expenses during the period. The important items subject to such estimates and assumptions include the carrying value of wells, pipelines, properties, plant and equipment, the valuation allowance for doubtful accounts, inventories, impairment, works in progress, deferred tax assets and liabilities, the valuation of financial instruments and liabilities related to employee benefits.

Actual results could differ from those estimates and assumptions.

NOTE 3—SIGNIFICANT ACCOUNTING POLICIES:

The accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated interim financial statements and in preparing the opening statements of financial position under IFRS as of January 1, 2011. The final determination of PEMEX's accounting policies under IFRS, or any modification made to the policies set forth below after the date of this report, may affect the opening statement of financial position under IFRS.

(a) Basis of consolidation

The condensed consolidated interim financial statements include those of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies, including special purpose entities.

Investment in subsidiaries

The Subsidiary Entities and Subsidiary Companies are those controlled by Petróleos Mexicanos. Control exists when Petróleos Mexicanos has the power to govern the financial and operating policies of an entity in order to obtain benefits from its activities. The Subsidiary Companies are consolidated from the date that control commences until the date that control ceases.

The financial statements of the Subsidiary Entities and Subsidiary Companies have been made based on the same period of PEMEX's financial statements applying the same accounting policies.

The consolidated Subsidiary Companies are as follows: P.M.I. Comercio Internacional, S.A. de C.V. (PMI CIM); P.M.I. Trading, Ltd. (PMI Trading); P.M.I. Holdings North America, Inc. (PMI HNA); P.M.I. Holdings Petróleos España, S.L. (HPE); P.M.I. Holdings, B.V. (PMI HBV); P.M.I. Norteamérica, S.A. de C.V. (PMI NASA); Kot Insurance Company, AG (KOT); Integrated Trade Systems, Inc. (ITS); P.M.I. Marine, Ltd. (PMI Mar); P.M.I. Services, B.V. (PMI-SHO); Pemex Internacional España, S.A. (PMI-SES); Pemex Services Europe, Ltd. (PMI-SUK); P.M.I. Services North America, Inc. (PMI-SUS); Mex Gas International, Ltd. (MGAS); Pemex Finance, Ltd.; Pemex Project Funding Master Trust (the Master Trust)[i]; and Fideicomiso Irrevocable de Administración No. F/163 (Fideicomiso F/163)[i].

(i) The Assumption and Termination Agreement for the Fideicomiso F/163 was executed on August 16, 2011. The Assumption and Termination Agreement of the Master Trust became effective on December 20, 2011, and the State of Delaware issued the cancellation certificate on the same day. These trusts are no longer included in these unaudited condensed consolidated interim financial statements of PEMEX as of December 31, 2011 and as of and for the six-month and three-month periods ended June 30, 2012.

Investments in associates and joint ventures

Investments in associates are those in which Pemex has significant influence but not the power to control financial and operational decisions.

It is assumed that there is significant influence when PEMEX owns directly or indirectly between 20% and 50% of voting rights in another entity.

Joint ventures are those arrangements whereby two or more parties undertake an economic activity that is subject to joint control.

Investments in associates and joint ventures are recognized based on the equity method and recorded initially at cost, including any goodwill identified on acquisition. The investment cost includes transaction costs.

The condensed consolidated interim financial statements include the proportion of gains, losses and other comprehensive income corresponding to PEMEX's share in each investee, once these items are adjusted to align with the accounting policies of PEMEX, from the date that significant influence and joint control begins to the date that such influence or joint control ceases.

When the value of the share of losses exceeds the value of PEMEX's investment in an associate or joint venture, the carrying value of the investment, including any long-term investment, is reduced to zero and PEMEX ceases to recognize additional losses, except in cases where PEMEX is jointly liable for obligations incurred by those associates and joint ventures.

Eliminated transactions in consolidation

All significant intercompany balances and transactions have been eliminated in the consolidation.

Unrealized gains arising from transactions with entities whose investment is accounted using the equity method are eliminated against the investment to the extent of participation in such entities. Unrealized losses are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

Permanent investments in shares of non-consolidated subsidiaries, affiliates and others

Investments in shares where PEMEX does not have control, joint control or significant influence are carried at fair value, unless there is not a quoted price in an active market and the fair value cannot be measured reliably, in which case they are carried at cost. The dividends of these companies are recognized as revenue when they are declared.

Non-controlling interests

The interests of third-parties who do not have a controlling interest in the equity or comprehensive results of Subsidiaries of PEMEX, are presented in the consolidated statements of changes in equity as "non-controlling interests" and as net income and comprehensive income for the period, attributable to non-controlling interests in the consolidated statement of comprehensive income.

(b) Cash and cash equivalents

Cash and cash equivalents are comprised of cash balances on hand, demand deposits, foreign currency reserves and instruments with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, which are used in the management of PEMEX's short-term commitments.

With respect to the statement of cash flows, the cash and cash equivalents line item consists of the cash and cash equivalents described above, net of bank overdrafts pending payment.

Restricted cash is not considered part of this line item and is presented in non-current assets.

(c) Foreign currency

Transactions in foreign currency

Transactions in foreign currencies are translated to the functional currency at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The exchange differences arising in relation to assets or liabilities in foreign currencies are recognized in income or expense, net in the consolidated statement of comprehensive income.

Translation of foreign currency

A foreign currency transaction shall be translated into a different presentation currency using the following procedures: a) assets and liabilities for each statement of financial position presented shall be translated at the closing rate at the date of that statement of financial position; b) income and expenses for each statement of comprehensive income or separate income statement presented shall be translated at exchange rates at the date of the transaction; and c) all resulting exchange differences shall be recognized in other comprehensive income.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When a gain or loss on a non-monetary item is recognized in other comprehensive income, any exchange component of that gain or loss is recognized in other comprehensive income. Conversely, when a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss shall be recognized in profit or loss.

The results and financial position of an entity whose functional currency is not the currency of a hyperinflationary economy have the same treatment as is mentioned in the paragraphs above.

(d) Financial instruments

Financial instruments are classified as: i) financial instruments measured at fair value through profit or loss, ii) financial instruments held to maturity, iii) financial assets available for sale, iv) loans and receivables held to maturity, or v) derivative financial instruments, as applicable. PEMEX determines the classification of its financial instruments at the time of initial recognition.

PEMEX's financial instruments include cash and short-term deposits, accounts receivable, other receivables, loans, accounts payable to suppliers, accounts payable, borrowings and debts, as well as the derivatives.

Financial instruments measured at fair value through profit or loss

A financial instrument is measured at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if PEMEX manages such investments and makes purchase and sale decisions based on their fair value in accordance with PEMEX's documented risk management or investment strategy. Attributable transaction costs are recognized in profit or loss as incurred. Financial instruments measured at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

Held-to-maturity financial instruments

If PEMEX has the positive intent and ability to hold financial instruments to maturity, then such financial instruments are classified as held-to-maturity. Held-to-maturity financial instruments are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, held-to-maturity financial instruments are measured at amortized cost using the effective interest method, less any impairment losses.

Any sale or reclassification of a more than insignificant amount of held-to-maturity investments not close to their maturity would result in the reclassification of all held-to-maturity investments as available-for-sale, and would prevent PEMEX from classifying investment securities as held-to-maturity for the current and the following two financial years.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available for sale or are not classified in any of the previous categories. PEMEX's investments in certain equity securities and debt securities are classified as available-for-sale financial assets. Available-for-sale financial assets are recognized initially at fair value plus any directly attributable transaction costs.

Subsequent to initial recognition, they are measured at fair value and changes therein, other impairment losses and foreign currency differences on available-for-sale instruments, are recognized in other comprehensive income and presented in the fair value reserve in equity. When an investment is derecognized, the gain or loss accumulated in equity is reclassified to profit or loss.

Sales and purchases of financial assets that require the delivery of such assets within a period of time established by market practice are recognized as of the negotiation date (the date on which PEMEX commits to purchase or sell the asset).

Loans and receivables held to maturity

After initial recognition, loans and debt securities that bear interest are measured at amortized cost using the effective interest rate ("EIR") method.

The amortized cost is calculated based on any discount or premium on acquisition and fees and costs that are an integral part of the EIR.

Amortization of costs is included under the heading of financial costs in the statement of comprehensive income.

Derivative financial instruments and hedging

Derivative financial instruments (DFI's) presented in the statement of financial position are carried at fair value. In the case of derivatives held for trading, changes in fair value are recorded in profit or loss; in the case of derivatives formally designated as and that qualify as DFI's for hedging, changes in fair value are recorded in the statement of comprehensive income using cash flow or fair value hedge accounting, with gains or losses classified in accordance with the earnings treatment of the hedge transaction.

Embedded derivatives

PEMEX evaluates the potential existence of embedded derivatives found in its contracts, including, among others, procurement contracts, construction contracts and other commitments made by PEMEX. Embedded derivatives have terms that implicitly or explicitly meet the characteristics of a derivative financial instrument. In some cases, these embedded derivatives must be segregated from the underlying contracts and valued, recognized, presented and disclosed as derivative financial instruments, such as when the economics risks and terms of the embedded derivative are not clearly and closely related to the host contract.

PEMEX has determined that it has no embedded derivatives.

At the date of these unaudited condensed consolidated interim financial statements, there were no embedded derivatives that were required to be segregated and recorded pursuant to these criteria.

Impairment of financial assets

At each reporting date, PEMEX evaluates whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of the financial asset.

(e) Inventories and cost of sales

PEMEX's inventories are valued at the lower of cost or net realizable value. Cost is determined based on the cost of production or acquisition of inventory, using the average cost formula. PEMEX includes fixed and indirect costs of production in the calculation of production cost. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Cost of sales represents the cost of inventories at the time of sale, increased, where appropriate, by declines in net realizable value of inventories during the year.

(f) Wells, pipelines, properties, plant and equipment

Wells, pipelines, properties, plant and equipment are measured at acquisition or construction cost less accumulated depreciation and accumulated impairment losses. The cost of certain pipelines, properties, plant and equipment at January 1, 2011, the date of transition to IFRS, was determined by reference to its fair value at that date.

PEMEX uses the successful efforts method for the exploration and production of crude oil and gas activities, considering, the criteria mentioned in IFRS 6 "Exploration for and Evaluation of Mineral Resources", in relation to the recognition of exploration and drilling assets. Costs of development wells and related plant, property and equipment involved in the exploitation of oil and gas are recorded as part of the cost of assets. The costs of exploratory wells in areas that have not yet been designated as containing proved reserves are recorded as intangible assets until it is determined whether they are commercially viable. Otherwise, the costs of drilling the exploratory well are charged to exploration expense. Other expenditures on exploration are charged to exploration expense, as incurred.

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on qualifying assets for which the commencement date for capitalization is on or after January 1, 2011.

The cost of financing projects that require large investments or financing incurred for specific projects, is recognized as part of wells, pipelines, properties, plant and equipment when the cost is directly attributable to the construction or acquisition of a qualifying asset. The capitalization of these costs is suspended during periods in which the development of construction is interrupted, and its capitalization ends when the activities necessary for the use of the qualifying asset are substantially completed. All other financing costs are recognized in the statement of comprehensive income in the period they incurred.

The cost of self-constructed assets includes interest on financing, the cost of materials and direct labor as well as any other costs directly attributable to the commissioning. In some cases the cost also includes the cost of dismantling and removal.

Expenditures related to the construction of wells, pipelines, plant and equipment during the stage prior to commissioning, are stated at cost as construction in progress. Once the assets are ready for use, the costs are transferred to the respective component of wells, pipelines, plants and equipment and depreciation or amortization begins.

The costs of major maintenance, general repairs or replacement of a component of an item of wells, pipelines, properties, plant and equipment are recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to PEMEX, and its cost can be measured reliably. The carrying amount of the replaced component is derecognized. The costs of the day-to-day servicing of wells, pipelines, properties, plant and equipment are recognized in profit or loss as incurred.

Depreciation and amortization of capitalized costs in wells is determined based on the estimated commercial life of the field to which the wells belong, considering the relationship between the production of barrels of oil equivalent for the period and proved developed reserves of the field, as of the beginning of the year, with quarterly updates for new development investments.

Depreciation of other elements of wells, pipelines, properties, plant and equipment is recognized in profit or loss on a straight-line basis over the estimated useful life of the asset, beginning as of the date that the asset is available for use, or in the case of construction, from the date that the asset is completed and ready for use.

When parts of an item of wells, pipelines, properties, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

The capitalized value of leases is included in the item of wells, pipelines, properties and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives.

(g) Crude oil and natural gas reserves

Under the Political Constitution of the United Mexican States and the Regulatory Law, all oil and other hydrocarbon reserves within Mexico are owned by the Mexican nation and not by PEMEX. Under the Petróleos Mexicanos Law, Pemex-Exploration and Production has the exclusive right to extract these reserves and to sell the resulting production, but the reserves are not registered for accounting purposes since they are not owned by PEMEX. Pemex-Exploration and Production estimates total proved oil and natural gas reserve volumes in accordance with Rule 4-10(a) of Regulation S-X of the SEC, as amended ("Rule 4-10(a)"), and where necessary, in accordance with the "Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information" promulgated by the Society of Petroleum Engineers as of February 19,

2007. These procedures are consistent with international reserves reporting practice. The estimation of these reserves depends on assumptions made and the interpretation of the data available, and may vary among analysts. The results of drilling activities, test wells and production after the date of estimation are utilized in future revisions of reserves estimates.

(h) Impairment of non-financial assets

If the net carrying value of the asset exceeds the recoverable amount, PEMEX records an impairment charge in its statement of comprehensive income to recognize the asset at its recoverable amount.

The recoverable amount is defined as the higher of the fair value minus the cost of sales and the use value.

In the case of cash-generating assets or items dedicated to the exploration and evaluation of hydrocarbons reserves, the recoverable amount is determined by adjusting the fair value, which is based on the proved and probable reserves, for the risk factor associated with such reserves.

(i) Intangible assets

Intangible assets acquired separately are valued at the time the initial cost of acquisition is recognized. After the initial recognition, intangible assets are valued by their acquisition cost, less (i) accumulated amortization, measured using the straight-line method during the estimated useful life of the intangible asset, and (ii) accumulated impairment.

Rights-of-way and easements are amortized over the contract period or over the remaining life of the fixed asset or property to which they pertain.

(j) Leases

The determination of whether an agreement is or contains a lease is based on the content of the agreement at the date of execution. An agreement contains a lease if performance under the agreement depends upon the use of a specific asset or assets, or if the agreement grants the right to use the asset.

Financial leases, which transfer to PEMEX substantially all the inherent benefits and risks of the leased property, are capitalized at the date the lease commences, and the value is recorded as the lower of the fair value of the leased property and the present value of the minimum lease payments. Payments on the lease are divided between the financial costs and the amortization of the remaining debt principal in order to achieve a constant interest rate for the outstanding liability. The financing costs are recognized in the statement of comprehensive income.

Operating lease payments that do not transfer to PEMEX substantially all the risks and benefits of ownership of the leased asset are recognized as expenses in the statement of comprehensive income on a straight line basis over the term of the lease, otherwise are capitalized and treated under the paragraph above.

(k) Accruals

PEMEX recognizes accruals where, as a result of a past event, PEMEX has incurred a legal or contractual obligation for which the transfer of assets is probable and the amount is reasonably estimable. In certain cases, such amounts are recorded at their present value.

Environmental liabilities

In accordance with applicable legal requirements and accounting practices, an environmental liability is recognized when the cost is probable and the amount is reasonably estimable. Disbursements related to the conservation of the environment that are linked to revenue from current or future operations are accounted for as costs or assets, depending on the particulars of each case. Disbursements related to past operations, which no longer contribute to current or future revenues, are accounted for as current period costs.

The accrual of a liability for a future disbursement occurs when an obligation related to environmental remediation is identified for which PEMEX has the information necessary to determine a reasonable estimated cost.

Retirement of assets

Obligations associated with the future retirement of assets, including those related to the retirement of properties, plant, equipment and their components but excluding those related to the retirement of wells, are recognized at the date the retirement obligation is incurred, based on the discounted cash flow method of accounting. The determination of the fair value is based on existing technology and regulations. If a reliable estimation of fair value cannot be made at the time the obligation is incurred, the accrual will be recognized when there is sufficient information to estimate the amount.

The obligations related to the costs of future retirement of assets associated with the principal refining processes for gas and petrochemicals are not recognized. These assets are considered to have an indeterminate useful life, as a result of maintenance and repairs, and PEMEX lacks of sufficient information to reasonably determine the date on which they will be decommissioned.

(l) Employee benefits

PEMEX has established employee non-contributory defined benefit retirement plans under which PEMEX pays contributions into a separate trust. Obligations for contributions are recognized as an employee benefit expense in profit or loss in the period during which services are rendered by employees, using the projected unit credit method. All actuarial gains and losses are recognized in other comprehensive income when they are determined.

The past service cost is recognized as an expense in the period in which it is determined.

Assets and liabilities in respect of defined benefit pension plans are calculated by estimating the amount of future benefits that employees have earned in return for their service in the current and prior periods; those benefits are discounted to determine their present value, and the fair value of the defined benefit is deducted. The value of the asset is limited to the present value of economic benefit available in the form of any future refunds from the plan or reductions in future contributions to the plans.

Termination benefits are recognized in the statement of comprehensive income as they are incurred.

(m) Taxes and federal duties

Petróleos Mexicanos and the Subsidiary Entities are subject to special tax laws, which are based mainly on petroleum production and revenues from oil, gas and refined products.

The special tax laws to which PEMEX is subject are as follows:

- *Derecho ordinario sobre hidrocarburos* (Ordinary Hydrocarbons Duty, or "DOSH")
- *Derecho sobre hidrocarburos para el fondo de estabilización* (Hydrocarbons Duty for the Stabilization Fund)
- *Derecho extraordinario sobre la exportación de crudo* (Extraordinary Duty on Crude Oil Exports)
- *Derecho para la investigación científica y tecnológica en materia de energía* (Duty for Scientific and Technological Research on Energy)
- *Derecho para la fiscalización petrolera* (Duty for Oil Monitoring)
- *Derecho único sobre hidrocarburos* (Sole Hydrocarbons Duty)
- *Derecho sobre extracción de hidrocarburos* (Extraction of Hydrocarbons Duty)
- *Derecho especial sobre hidrocarburos* (Special Hydrocarbons Duty)
- *Derecho adicional sobre hidrocarburos* (Additional Hydrocarbons Duty)
- *Derecho para regular la exploración y explotación de hidrocarburos* (Tax to regulate the exploration and exploitation of hydrocarbons or "Hydrocarbons Exploration Tax")
- *Impuesto a los rendimientos petroleros* (Hydrocarbon Income Tax or "IRP")

Petróleos Mexicanos and the Subsidiary Entities are not subject to the *Ley del Impuesto Sobre la Renta* (Income Tax Law) or the *Ley del Impuesto Empresarial a Tasa Única* (Flat Rate Business Tax, or "IETU").

Special Tax on Production and Services ("IEPS Tax")

The IEPS Tax charged to customers is a tax on domestic sales of gasoline and diesel. The applicable rates depend on, among other factors, the product, producer's price, freight costs, commissions and the region in which the respective product is sold.

Deferred taxes

Deferred taxes are recorded based on the assets and liabilities method, which consists of the recognition of deferred taxes by applying tax rates applicable to the Hydrocarbon Income Tax and Income Tax to the temporary differences between the carrying value and tax values of assets and liabilities at the date of the consolidated financial statements.

(n) Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

(o) Revenue recognition

For all export products, risk of loss and ownership (title) is transferred upon shipment. PEMEX therefore records sales revenue upon shipment to customers abroad. In the case of certain domestic sales in which the customer takes product delivery at a PEMEX facility, sales revenues are recorded at the time of delivery. For domestic sales in which PEMEX is responsible for product delivery, risk of loss and ownership is transferred at the delivery point, and PEMEX records sales revenue upon delivery.

Revenue for services rendered is recognized when PEMEX has a right to collect payment for such services.

(p) Operating segments

Operating segments are identifiable components of PEMEX that pursue business activities from which PEMEX earns revenues and incurs expenses, including those revenues and expenses from transactions with other segments of PEMEX, and for which information is available to management on a segmented basis and is assessed by PEMEX's management in order to allocate resources and assess the profitability of the segments.

(q) Accounting changes

As part of the adoption of IFRS, PEMEX continues to carry out a detailed review of the calculations for determining adjustments that allow initial adoption of IFRS. The primary results of this analysis were adjustments to the value of fixed assets in accordance with IFRS 1, which affected PEMEX's accumulated earnings in its initial statement of financial position under IFRS.

The accounting effects resulting from these calculations were recognized in the reconciliation for the initial year of 2011 as follows:

	Previously reported amounts as of January 1, 2011	Accounting changes	Adjusted amounts as of January 1, 2011
Inventories	Ps. 36,786,565	Ps. 2,481,306	Ps. 39,267,871
Other current assets	19,037,381	533,870	19,571,251
Wells, pipelines, properties, plant and equipment	1,573,271,615	(47,944,948)	1,525,326,667
Intangible assets and deferred taxes—Net	7,146,144	8,387,092	15,533,237
Accounts payable and others	21,576,453	35,086	21,611,539
Non-current liabilities	1,439,400,424	(838,491)	1,438,561,935
Accumulated other comprehensive income (loss)	(232,400)	(5,978)	(238,378)
Accumulated (losses) earnings	22,723,157	(35,701,136)	(12,977,979)

NOTE 4—CASH AND CASH EQUIVALENTS

	June 30, 2012	As of December 31, 2011	January 1, 2011
Cash on hand and in banks	**Ps. 94,340,028**	Ps. 97,343,403	Ps. 110,462,006
Demand deposits	**31,426,910**	17,024,833	20,720,919
	Ps. 125,766,938	Ps. 114,368,236	Ps. 131,182,925

NOTE 5—ACCOUNTS, NOTES RECEIVABLE AND OTHERS

	June 30, 2012	As of December 31, 2011	January 1, 2011
Export customers	**Ps. 35,371,052**	Ps. 61,402,275	Ps. 39,398,026
Domestic customers	**59,029,240**	47,132,036	33,855,752
Negative IEPS Tax pending to be credited	**18,485,813**	19,665,432	6,031,103
Tax credits	**13,639,945**	9,321,409	16,585,577
Sundry debtors	**5,049,125**	7,951,295	10,573,269
Employees and officers	**4,633,439**	4,623,555	4,525,102
Insurance claims	**2,843,482**	2,627,112	8,037,264
Advances to suppliers	**2,650,557**	1,830,758	1,628,580
Other account receivables	**97,258**	104,797	252,710
	Ps. 141,799,911	Ps. 154,658,669	Ps. 120,887,383

NOTE 6—INVENTORIES

	June 30, 2012	As of December 31, 2011	January 1, 2011
Crude oil, refined products, derivatives and petrochemical products	**Ps. 42,118,600**	Ps. 39,303,934	Ps. 34,435,817
Materials and supplies in stock	**5,335,510**	5,526,281	4,611,575
Materials and products in transit	**164,161**	268,868	220,479
	Ps. 47,618,271	Ps. 45,099,083	Ps. 39,267,871

NOTE 7—AVAILABLE-FOR-SALE INVESTMENTS

In 2011, PMI HBV acquired 57,204,240 shares of Repsol YPF, S.A. ("Repsol") at a cost of Ps. 20,783,820, which represented approximately 4.69% of Repsol's share capital. In addition to its direct legal and beneficial ownership of these shares, since 2008, PEMEX has entered into and renewed equity swaps with financial institutions pursuant to which PEMEX has obtained the economic and voting rights to an additional 58,679,799 Repsol shares, or approximately 4.80% of Repsol's share capital. PEMEX's direct holdings of Repsol shares, together with the economic and voting rights acquired through the equity swaps mentioned above, increased PEMEX's overall voting and economic rights in Repsol to 9.49%. In addition, PEMEX holds one Repsol share through PMI-SES.

As of June 30, 2012 and December 31, 2011, the investment in 57,204,240 shares of Repsol was valued at Ps. 12,266,899 and Ps. 24,655,980 respectively. The change in fair value of the investment was recorded in other comprehensive results in the statement of changes in equity at Ps. (10,891,168) and Ps. 3,872,160 for the six months ended June 30, 2012 and the year ended December 31, 2011, respectively.

NOTE 8—PERMANENT INVESTMENTS IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES, ASSOCIATES AND OTHERS

		Carrying value as of		
	Percentage of Investment	June 30, 2012	December 31, 2011	January 1, 2011
Deer Park Refining Limited.....	50%	**Ps. 6,165,311**	Ps. 6,576,415	Ps. 6,749,297
Gasoductos de Chihuahua, S. de R.L. de C.V.	50%	**3,361,742**	3,252,693	2,585,866
Others—Net.............................	Various	**4,274,821**	5,817,055	4,185,090
		Ps. 13,801,874	Ps. 15,646,163	Ps. 13,520,253

NOTE 9—DEBT

During the period from January 1 to June 30, 2012, PEMEX participated in the following financing activities:

- As of June 30, 2012, Petróleos Mexicanos had U.S. $3,250,000 in available lines of credit in order to ensure liquidity.

- From January 1, 2012 to June 30, 2012, PMI HBV obtained U.S. $8,117,000 and paid U.S. $7,747,000 under a U.S. $1,000,000 revolving line of credit.

- On January 24, 2012, Petróleos Mexicanos issued U.S. $2,100,000 of its 4.875% Notes due 2022 under Petróleos Mexicanos' U.S. $22,000,000 Medium-Term Notes Program,

Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

- On February 14, 2012, PMI NASA obtained four direct loans for a total amount of U.S. $151,945 at a 3.50% fixed rate, which mature in December, 2021.

- On March 12, 2012, PMI NASA obtained a direct loan for U.S. $37,997 at a 3.8% fixed rate, which matures on January 27, 2022.

- On March 28, 2012, PMI Trading obtained a loan for U.S. $125,000 at a 1.8635% fixed rate, which was repaid on April 12, 2012.

- On March 29, 2012, PMI Trading obtained a loan for Ps. 1,300,000 at a 5.264% fixed rate, which was repaid on April 12, 2012.

- On April 10, 2012, Petróleos Mexicanos issued CHF 300,000 of 2.50% Notes due 2019. The notes were issued under Petróleos Mexicanos' U.S. $22,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

- On April 26, 2012, Petróleos Mexicanos issued AUD 150,000 of 6.125% Notes due 2017. The notes were issued under Petróleos Mexicanos' U.S. $22,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

- In May 2012, PMI Trading obtained and repaid Ps. 5,567,000 from its revolving credit line.

- On June 26, 2012, Petróleos Mexicanos issued U.S. $1,750,000 of its 5.50% Bonds due 2044. The bonds were issued under Petróleos Mexicanos' U.S. $22,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

NOTE 10—SEGMENT FINANCIAL INFORMATION

As of / for the period ended June 30, 2012:	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies	Intersegment Eliminations	Total
Sales:							
Trade	Ps. -	Ps.345,635,187	Ps. 56,051,441	Ps. 14,913,712	Ps.397,296,330	Ps. -	Ps. 813,896,670
Intersegment	692,177,213	33,788,808	34,029,846	3,586,542	240,469,993	(1,004,052,402)	-
Services income	-	2,036,109	532,169	-	1,502,682	(576,585)	3,494,375
Cost of sales	139,344,462	524,956,298	84,506,235	14,893,479	609,199,182	(977,449,696)	395,449,960
Gross income (loss)	552,832,751	(143,496,194)	6,107,221	3,606,775	30,069,823	(27,179,291)	421,941,085
Total general expenses	20,148,558	28,918,460	6,700,021	6,479,971	21,277,808	(27,514,752)	56,010,066
Other revenues- Net	134,070	116,784,214	53,030	90,590	233,975	(236,871)	117,059,008
Operating income (loss)	532,818,263	(55,630,440)	(539,770)	(2,782,606)	9,025,990	98,590	482,990,027
Comprehensive financing result:	(2,195,107)	(7,421,760)	1,529,284	(389,780)	(1,220,226)	(91,434)	(9,789,023)
Interest (paid)	(22,314,514)	(9,078,950)	(844,401)	(405,400)	(47,410,265)	42,960,283	(37,093,247)
Interest received	6,943,556	492,957	2,171,786	9,490	43,964,688	(43,051,717)	10,530,760
Exchange gain (loss)	13,175,851	1,164,233	201,899	6,130	2,225,351	-	16,773,464
Profit (loss) sharing in non-consolidated subsidiaries, associates and others	96,443	-	167,473	-	5,779,803	(6,017,362)	26,357
Tax and duties	464,347,511	-	(217,086)	7,814	1,125,489	-	465,263,728
Net income (loss)	66,372,088	(63,052,200)	1,374,073	(3,180,200)	12,460,078	(6,010,206)	7,963,633
Other comprehensive result	-	-	-	-	(12,573,149)	-	(12,573,149)
Comprehensive income (loss)	66,372,088	(63,052,200)	1,374,073	(3,180,200)	(113,071)	(6,010,206)	(4,609,516)
Current assets	879,424,716	396,554,631	100,388,306	89,225,177	1,052,927,362	(2,180,331,519)	338,188,673
Permanent investment in shares of non-consolidated subsidiaries, associates and others	889,536	157,094	2,026,405	-	308,514,125	(297,785,286)	13,801,874
Wells, pipelines, properties, plant and equipment	1,218,186,798	221,418,760	109,506,518	40,754,445	9,731,142	-	1,599,597,663
Total assets	2,110,799,832	619,474,547	214,286,540	130,773,070	2,019,639,514	(3,124,622,917)	1,970,350,586
Current liabilities	402,072,255	536,417,272	24,447,750	24,527,151	1,404,392,619	(2,169,938,932)	221,918,115
Long-term debt	621,706,477	30,242,357	1,432,750	221,685	656,538,246	(639,345,256)	670,796,259
Reserve for employee benefits	281,320,420	286,039,852	63,890,063	83,209,485	152,315,671	-	866,775,491
Total liabilities	1,365,661,387	862,517,588	114,932,057	108,336,843	2,227,981,560	(2,826,849,052)	1,852,580,383
Equity	745,138,445	(243,043,041)	99,354,483	22,436,227	(208,342,046)	(297,773,865)	117,770,203
Depreciation and amortization	58,206,486	4,960,082	3,958,560	1,500,404	355,515	-	68,981,047
Net cost for the period of employee benefits	14,663,455	14,722,233	3,385,731	4,308,424	8,561,328	-	45,641,171
Acquisitions of fixed assets	76,123,341	7,907,985	1,500,267	993,100	1,401,474	-	87,926,167

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PEMEX

QUARTER: 2 YEAR: 2012

PETRÓLEOS MEXICANOS

As of / for the period ended June 30, 2011:	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies	Intersegment Eliminations	Total
Sales:							
Trade	Ps. -	Ps.296,654,784	Ps. 63,610,349	Ps. 15,201,342	Ps. 367,769,043	Ps. -	Ps. 743,235,518
Intersegment	601,607,500	38,357,426	38,813,505	7,639,928	216,520,923	(902,939,282)	-
Services income	-	1,722,764	-	-	1,513,795	(461,915)	2,774,644
Cost of sales	118,313,929	438,127,977	99,076,997	22,825,015	557,518,338	(880,135,854)	355,726,402
Gross income (loss)	483,293,571	(101,393,003)	3,346,857	16,255	28,285,423	(23,265,343)	390,283,760
Total general expenses	14,191,196	21,531,213	5,313,286	4,902,536	18,306,400	(23,335,675)	40,908,956
Other revenues- Net	(3,495,325)	80,023,905	836,990	246,621	287,821	31,294	77,931,306
Operating income (loss)	465,607,050	(42,900,311)	(1,129,439)	(4,639,660)	10,266,844	101,626	427,306,110
Comprehensive financing result:	4,317,317	(7,461,602)	2,175,647	(405,616)	10,734,854	(91,293)	9,269,307
Interest (paid)	(21,562,714)	(9,151,402)	(4,078,265)	(422,578)	(45,410,981)	59,259,357	(21,366,583)
Interest received	17,339,570	234,653	6,067,432	8,514	52,845,070	(59,350,650)	17,144,589
Exchange gain (loss)	8,540,461	1,455,147	186,480	8,448	3,300,765	-	13,491,301
Profit (loss) sharing in non-consolidated subsidiaries, associates and others	1,049	-	-	-	6,279,405	(5,997,732)	282,722
Tax and duties	412,559,067	-	1,285,935	6,122	5,425,708	-	419,276,832
Net income (loss)	57,366,349	(50,361,913)	(239,727)	(5,051,398)	21,855,395	(5,987,399)	17,581,307
Other comprehensive result	-	-	-	-	(2,049,007)	-	(2,049,007)
Comprehensive income (loss)	57,366,349	(50,361,913)	(239,727)	(5,051,398)	19,806,388	(5,987,399)	15,532,300
Depreciation and amortization	51,760,539	4,449,562	3,730,149	1,009,963	310,984	-	61,261,197
Net cost for the period of employee benefits	13,511,869	12,814,940	3,109,140	3,642,961	7,322,487	-	40,401,397
Acquisitions of fixed assets	58,506,237	7,634,369	831,039	785,500	108,899	-	67,866,044

As of / for the period ended December 31, 2011:	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies	Intersegment Eliminations	Total
Sales:							
Trade	Ps. -	Ps. 621,678,105	Ps.128,665,354	Ps. 28,854,514	Ps. 772,965,363	Ps. -	Ps. 1,552,163,336
Intersegment	1,270,839,927	75,154,806	77,479,563	14,583,501	469,407,874	(1,907,465,671)	-
Services income	-	3,619,441	1,082,588	-	2,997,188	(1,433,631)	6,265,586
Cost of sales	279,007,621	935,632,210	202,086,531	44,819,522	1,189,788,026	(1,863,415,340)	787,918,570
Gross income (loss)	991,832,306	(235,179,858)	5,140,974	(1,381,507)	55,582,399	(45,483,962)	770,510,352
Total general expenses	26,612,112	42,502,008	10,335,142	9,059,477	39,278,023	(46,156,785)	81,629,977
Other revenues- Net	22,959,271	173,375,469	330,873	6,592,870	(1,815,189)	(522,144)	200,921,150
Operating income (loss)	988,179,465	(104,306,397)	(4,863,295)	(3,848,114)	14,489,187	150,679	889,801,525
Comprehensive financing result:	(72,216,952)	(22,848,216)	3,071,343	(755,810)	411,287	(142,045)	(92,480,393)
Interest (paid)	(42,188,969)	(16,635,802)	(5,367,648)	(756,538)	(85,925,550)	88,247,880	(62,626,627)
Interest received	18,121,683	395,051	8,665,856	16,533	90,981,026	(88,389,925)	29,790,224
Exchange gain (loss)	(48,149,666)	(6,607,465)	(226,865)	(15,805)	(4,644,189)	-	(59,643,990)
Profit (loss) sharing in non-consolidated subsidiaries, associates and others	39,873	-	(341,562)	-	(92,059,501)	91,564,792	(796,398)
Tax and duties	871,471,372	-	282,399	10,532	4,024,031	-	875,788,334
Net income (loss)	44,531,014	(127,154,613)	(2,415,913)	(4,614,456)	(81,183,058)	91,573,426	(79,263,600)
Other comprehensive result	-	-	-	-	(17,877,838)	-	(17,877,838)
Comprehensive income (loss)	44,531,014	(127,154,613)	(2,415,913)	(4,614,456)	(99,060,896)	91,573,426	(97,141,438)
Current assets	820,495,105	386,170,862	101,127,162	89,543,114	1,025,227,243	(2,068,255,524)	354,307,962
Permanent investments in shares of non-consolidated subsidiaries, associates and others	793,092	157,094	3,466,391	-	317,377,988	(306,148,402)	15,646,163
Wells, pipelines, properties, plant and equipment	1,208,621,787	219,176,143	112,104,705	41,264,703	9,900,396	-	1,591,067,734
Total assets	2,042,377,083	606,644,191	218,996,654	131,686,440	2,001,154,627	(3,020,923,563)	1,979,935,432
Current liabilities	414,738,364	467,072,805	32,245,722	24,776,254	1,375,772,617	(2,061,160,610)	253,445,152
Long-term debt	620,556,799	33,166,720	1,711,125	255,062	659,895,546	(642,928,085)	672,657,167
Reserve for employee benefits	272,745,883	278,413,001	61,292,344	80,695,724	150,314,666	-	843,461,618
Total liabilities	1,363,611,402	786,635,034	120,965,840	106,070,014	2,195,052,818	(2,714,779,395)	1,857,555,713
Equity	678,765,681	(179,990,843)	98,030,814	25,616,426	(193,898,191)	(306,144,168)	122,379,719
Depreciation and amortization	107,800,367	9,015,060	6,692,137	2,026,575	624,298	-	126,158,437
Net cost for the period of employee benefits	23,537,795	22,543,967	5,197,063	6,346,549	10,930,633	-	68,556,007
Acquisitions of fixed assets	160,797,400	26,919,000	3,519,900	2,563,200	819,300	-	194,618,800

As of January 1, 2011:	**Exploration and Production**	**Refining**	**Gas and Basic Petrochemicals**	**Petrochemicals**	**Corporate and Subsidiary Companies**	**Intersegment Eliminations**	**Total**
Current assets	Ps. 739,822,774	Ps. 371,951,541	Ps. 99,738,697	Ps. 89,681,743	Ps. 913,283,766	Ps.(1,903,569,091)	Ps.310,909,430
Permanent investment in shares of non-consolidated subsidiaries, associates and others	753,219	157,094	1,983,237	-	395,704,399	(385,077,696)	13,520,253
Wells, pipelines, properties, plant and equipment	1,162,815,841	202,312,826	115,929,372	34,408,032	9,860,596	-	1,525,326,667
Total assets	1,915,612,937	575,503,347	218,095,332	125,248,835	1,875,682,024	(2,844,852,888)	1,865,289,587
Current liabilities	433,338,544	323,872,240	29,914,167	17,323,008	1,294,463,251	(1,891,704,715)	207,206,495
Long-term debt	532,529,418	30,896,536	2,855,608	318,043	561,413,631	(553,222,768)	574,790,468
Reserve for employee benefits	263,822,113	253,192,506	59,267,028	70,272,174	135,475,217	-	782,029,038
Total liabilities	1,285,040,064	615,223,704	118,336,498	88,213,142	1,998,726,731	(2,459,771,709)	1,645,768,430
Equity	630,572,873	(39,720,357)	99,758,834	37,035,693	(123,044,707)	(385,081,179)	219,521,157

NOTE 11— CONTINGENCIES

PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of this date. As of June 30, 2012, PEMEX had accrued a reserve of Ps. 9,510,573, for these contingent liabilities. The current status of the principal lawsuits in which PEMEX is involved is as follows:

In September 2001, Conproca, S.A. de C.V. ("CONPROCA"), the construction company performing construction and maintenance services for Pemex-Refining's Cadereyta refinery, filed a claim for arbitration before the International Court of Arbitration of the International Chamber of Commerce (the "ICA") against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA) related to expenses incurred by CONPROCA for, among other things, additional work performed and value added. On December 17, 2008, the ICA issued a general liability award in favor of CONPROCA, without specifying an amount to be paid by Pemex-Refining or Petróleos Mexicanos. CONPROCA is seeking a total amount of U.S. $424,890 and Petróleos Mexicanos and Pemex-Refining are seeking U.S. $116,025. On January 11, 2012, the ICA notified the parties of the final award, pursuant to which Pemex-Refining and Petróleos Mexicanos were ordered to pay U.S. $311,178 and CONPROCA was ordered to pay U.S. $29,056. After the amounts were offset, the amount to be paid to CONPROCA is U.S. $282,121 plus financial expenses and taxes. On February 10, 2012, CONPROCA filed a request to clarify the final amount of the award, which was denied and notified to the parties on April 30, 2012. On December 14, 2011, CONPROCA filed a claim before the ICA, which was notified to the parties on April 13, 2012, seeking recognition of the general liability award issued on December 17, 2008. Subsequently, CONPROCA widened the scope of this claim in two separate filings. As of the date of this report, the response of Pemex-Refining and Petróleos Mexicanos to this claim is still pending.

In December 2003, Unión de Sistemas Industriales, S.A. de C.V. ("USISA") filed a claim (No. 202/2003) before the *Juzgado Tercero de Distrito en Materia Civil* (Third Civil District Court) in the Federal District against Pemex-Refining, seeking to nullify a fixed-price work contract with a predetermined length, whose object was the modernization of the cathodic protection system in certain Pemex-Refining pipelines, and seeking approximately Ps. 393,094 in damages and expenses. On July 13, 2010, the *Segundo Tribunal Unitario en Materias Civil y Administrativa del Primer Circuito* (Second Unit Civil and Administrative Court of the First Circuit) in the Federal District issued a judgment in connection with an *amparo* filed by USISA, ordering Pemex-Refining to pay Ps. 89,000 plus the plaintiff's financial expenses. On March 22, 2011, Pemex-Refining paid the principal portion of the judgment. Subsequently, the plaintiff filed a motion for the payment of financial expenses seeking approximately Ps. 67,281, to which Pemex-Refining responded. The evidentiary stage related to this payment was opened, and Pemex-Refining appointed its expert, who accepted his designation. On May 11, 2012, a final hearing was held and the evidentiary stage was concluded. As of this date, a final resolution is still pending.

In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R.L. de C.V. ("COMMISA") filed an arbitration claim (No. 13613/CCO/JRF) before the ICA against Pemex-Exploration and Production for, among other things, a breach of a construction agreement in connection with two platforms in the Cantarell project (Project No. IPC-01). On January 13, 2010, the ICA notified Pemex-Exploration and Production that it had issued an award, dated December 16, 2009, requiring Pemex-Exploration and Production to pay COMMISA sums of approximately U.S. $293,645 and Ps. 34,459, plus interest, but also requiring COMMISA to pay Pemex-Exploration and Production a sum of approximately U.S. $5,919, plus interest. On January 11, 2010, Pemex-Exploration and Production was notified that COMMISA had filed a motion (No. 10-cv-00206-AKH) before the U.S. District Court for the Southern District of New York requesting the enforcement of the ICA award in its favor. On November 2, 2010 a judgment was issued and Pemex-Exploration and Production was ordered to pay U.S. $355,864. On November 15, 2010, Pemex-Exploration and Production appealed the ruling and requested that execution of the judgment be postponed until the appeal is resolved. This request was granted, on the condition that Pemex-Exploration and Production deposit U.S. $395,009 in an account of the Court. Such amount was deposited by Pemex-Exploration and Production in the Court's account on December 30, 2010. Previously, Pemex-Exploration and Production had filed a motion before the *Juzgado Quinto de Distrito en Materia Civil* (Fifth Civil District Court) in the Federal District, requesting that the award be declared null and void, which was granted on October 24, 2011. Based on this resolution, Pemex-Exploration and Production filed a motion before the U.S. District Court and the Second Circuit Court of Appeals requesting that the judgment against Pemex-Exploration and Production be declared void, that the guarantee deposit be returned to Pemex-Exploration and Production and that the COMMISA request for enforcement be rejected. A hearing in connection with the appeal was held on February 2, 2012. On February 16, 2012, the Second Circuit Court of Appeals vacated the District Court's judgment and remanded the case to the District Court for reconsideration in light of the intervening decision of the Mexican court. COMMISA has requested that the arbitration award be confirmed. A hearing was held on May 10, 2012. As a result of this hearing, the parties will file briefs related to the recognition of the judgment issued by the Mexican court. A second hearing was held on July 12, 2012, at which the deadline for filing the briefs related to the recognition of the judgment by the Mexican court was extended. A new hearing will be held on September 5, 2012.

In February 2010, the *Servicio de Administración Tributaria* (the Tax Management Service) notified Pemex-Exploration and Production of the results of its review of Pemex-Exploration and Production's financial statements for the fiscal year ended December 31, 2006 with respect to federal taxes, value added tax and Ordinary Duty on Hydrocarbons payable by it. On September 20, 2010, the Tax Management Service determined that Pemex-Exploration and Production owed additional taxes totaling Ps. 4,575,208 (of which Pemex was notified on September 22, 2010). On November 30, 2010, Pemex-Exploration and Production filed an administrative claim (No. 28733/10-17-03-7) before the *Tercera Sala Regional Metropolitana* (Third Regional Metropolitan Court) of the *Tribunal Federal de Justicia Fiscal y Administrativa* (Tax and Administrative Federal Court) challenging the assessment. On February 14, 2011, this claim was accepted before the Court. On August 24, 2011, the Tax Management Service filed its response and a motion against the expert evidence offered by Pemex-Exploration and Production. On August 30, 2011, Pemex-Exploration and Production filed an appeal against this motion. On September 6, 2011, the expert appointed by Pemex-Exploration and Production accepted his designation. As of this date, the trial is in the evidentiary stage.

In February 2010, the Tax Management Service notified Pemex-Refining of the results of its review of Pemex-Refining's financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, value added tax and the Hydrocarbons Income Tax. On September 20, 2010, the Tax Management Service notified Pemex-Refining that it owed approximately Ps. 1,553,371 (including penalties and interest). On November 30, 2010, Pemex-Refining filed an administrative claim (No. 28733/10-17-03-7) before the Third Regional Metropolitan Court of the Tax and Administrative Federal Court challenging the assessment. On February 14, 2011, this claim was accepted before the Court. On August 24, 2011, the Tax Management Service filed its response and a motion against the expert evidence offered by Pemex-Refining. On August 30, 2011, Pemex-Refining filed an appeal against this motion. On September 6, 2011, the expert appointed by Pemex-Refining accepted his designation. As of this date, the trial is in the evidentiary stage.

On April 14, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals were summoned before the *Juzgado Séptimo de Distrito* (Seventh District Court) in Reynosa, Tamaulipas, in connection with a civil claim filed by Irma Ayala Tijerina de Barroso, et al., seeking approximately Ps. 1,490,873 in damages for the alleged contamination of land adjacent to water treatment facilities in the Reynosa Gas Processing Complex. On May 7, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals filed a response arguing that the court lacked subject matter jurisdiction and territorial jurisdiction. In addition, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals filed an interlocutory appeal claiming that, while they had submitted to the jurisdiction of the Federal Courts in Mexico City under a related right of access agreement, the Seventh District Court lacked territorial jurisdiction to hear this claim. This appeal was denied. Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals filed an appeal against this resolution before the *Tercer Tribunal Unitario del Décimo Noveno Circuito* (Third Unit Court of the Nineteenth Circuit), which was denied on May 6, 2011. On May 26, 2011, the defendants filed an *amparo* and a provisional suspension was granted, but the territorial jurisdiction of the Seventh District Court in Reynosa, Tamaulipas was subsequently confirmed. On April 20, 2012, the provisional suspension was lifted and the evidentiary stage was opened, and the parties filed their documentary evidence and experts' opinions with the Seventh District Court. As of this date, a final resolution is still pending.

In February 2011, EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC filed a claim against Pemex-Exploration and Production before the *Juzgado Tercero de Distrito* (Third District Court) in Villahermosa, Tabasco (No. 227/2010). The plaintiffs are seeking, among other things, damages totaling U.S. $193,713 related to the termination of a public works contract and non-payment by Pemex-Exploration and Production under the contract. As of the date of this report, the trial is in the evidentiary stage. On December 2, 2011, the *Segundo Tribunal Unitario del Décimo Circuito* (Second Unit Court of the Tenth Circuit) granted the appeal filed by the plaintiffs (No. 31/2011-VII) against a resolution dated August 29, 2011 rejecting evidence previously filed by the plaintiffs. On January 5, 2012, the Third District Court requested from the *Séptima Sala Regional Metropolitana del Tribunal Federal de Justicia Fiscal y Administrativa* (Seventh Metropolitan Regional Court of the Tax and Administrative Federal Court) additional documentary evidence. This request is still pending. On that same date, a documentation request filed by the plaintiffs addressed to Pemex-Exploration and Production was denied. The plaintiffs filed an appeal against this resolution, which was denied on January 11, 2012. On January 19, 2012, the plaintiffs filed a new appeal against this resolution. Subsequently, the financial, economic, accounting and engineering experts filed their opinions with the Third District Court. On March 28, 2012, the Second Unit Court of the Tenth Circuit confirmed the resolution and therefore, the appeal was denied. On June 25, 2012 the accounting and economic experts appointed by the defendant filed additional information related to their opinions. The plaintiffs then filed an *amparo* (No. 2185/2010-II) before the *Juzgado Cuarto de Distrito* (Fourth District Court) in Tabasco, arguing that the *Ley de Obras Públicas y Servicios Relacionados con las Mismas* (Law of Public Works and Related Services) is unconstitutional and the guarantee paid under the public works contract should be returned to the plaintiffs. On February 16, 2012, the *amparo* was denied. The plaintiffs filed a motion to review this resolution before the Joint Civil and Labor Court of the Tenth Circuit, which was admitted. Subsequently, the plaintiffs filed another *amparo* against the Law of Public Works and Related Services and the guarantee paid (No. 556/2011-II) before the *Juzgado Quinto de Distrito en Materia Administrativa* (Fifth Administrative District Court) in the Federal District, which was denied on October 31, 2011. The plaintiffs filed a motion to review this resolution, which was denied on February 23, 2012. Therefore, this *amparo* has concluded. The plaintiffs also filed an administrative claim (No. 4957/11-17-07-1) before the Seventh Metropolitan Regional Court of the Tax and Administrative Federal Court seeking that Pemex-Exploration and Production's termination of the public works contract be declared null and void. Pemex-Exploration and Production was summoned on April 4, 2011, and filed its response to the claim on June 13, 2011. On August 24, 2011, Pemex-Exploration and Production was notified that their response had been admitted, along with the opinions of economic and financial experts. In addition, the Seventh Metropolitan Regional Court of the Tax and Administrative Federal Court requested that Pemex-Exploration and Production appoint its experts and provide related documentation, which was provided on September 9, 2011. On February 7, 2012, the experts appeared before the Court. On June 28, 2012, the experts' opinions were filed. As of this date, a final resolution is still pending.

On July 5, 2011, Pemex-Exploration and Production was summoned before the *Juzgado Décimo segundo de Distrito en Materia Civil* (Twelfth District Civil Court) in the Federal District in connection with a civil claim (No. 469/2010) filed by Saboratto, S.A. de C.V. for, among other things, liability and damages in connection with various services agreements. Saboratto, S.A. de C.V. is seeking approximately Ps. 1,451,472 in total damages. On August 5, 2011 Pemex-Exploration and Production filed a response to this claim and a motion stating that the court lacked jurisdiction. This motion was denied on August 8, 2011. Pemex-Exploration and Production filed an appeal against this resolution, which was denied. Pemex-Exploration and Production filed an *amparo* against this resolution. A constitutional hearing was held on

January 13, 2012, and the *amparo* filed by Pemex-Exploration and Production was denied. Subsequently, Pemex-Exploration and Production filed a motion to review this resolution. As of the date of this report, a resolution of this motion is still pending. In addition, on November 14, 2011, the plaintiff filed a motion to suspend the guarantees granted in the services agreements, which was denied. The plaintiff filed an appeal (No. 508/2011) before the *Tercer Tribunal Unitario en Materia Civil y Administrativa* (Third Unit Civil and Administrative Court), which was denied. As of the date of this report, a final resolution is still pending.

On July 8, 2011, Pemex-Exploration and Production was summoned in connection with an administrative claim (No. 4334/11-11-02-6) filed by Compañía Petrolera La Norma, S.A., against the Director General of Petróleos Mexicanos and the Director General of Pemex-Exploration and Production before the *Segunda Sala Regional Hidalgo-México* (Hidalgo-Mexico Second Regional Court) of the Tax and Administrative Federal Court in Tlalnepantla, State of Mexico. The plaintiff is seeking to have the lack of recognition of its alleged petroleum rights concessions declared null and void, and is also seeking damages of approximately Ps. 1,552,730. In November 2011, the trial was suspended based on a motion filed by Pemex-Exploration and Production and Petróleos Mexicanos arguing that the court lacked jurisdiction. On March 6, 2012, the Court ruled that it will not admit this motion until the Tax Management Service files a report about the plaintiff's tax residence. As of this date, a final resolution is still pending.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities.

NOTE 12—SUBSEQUENT EVENTS

During the month of July 2012, the significant financing activities of PEMEX were as follows:

On July 6, 2012, Petróleos Mexicanos issued two series of notes in the amount of U.S. $400,000 each, which bear interest at a semi-annual fixed rate of 2% and 1.95% respectively, and mature in December 2022. The notes are guaranteed by Export-Import Bank of the United States.

On July 18, 2012, Petróleos Mexicanos obtained a bilateral export credit agency loan for U.S. $300,000, which bears interest at a fixed rate of 1.5% annually and matures in July 2017.

On July 26, 2012, Petróleos Mexicanos issued U.S. $400,000 of notes maturing December 2022, which bear interest at a semi-annual fixed rate of 1.70%. The notes are guaranteed by Export-Import Bank of the United States.

On July 26, 2012, the exchange rate was 13.42 pesos per U.S. dollar, which represents a 1.7% appreciation of the value of the peso in dollar terms as compared to the exchange rate as of June 30, 2012, which was Ps. 13.6530 per dollar.

On July 26, 2012, the weighted average price of the crude oil exported by PEMEX was U.S. $96.91 per barrel, an increase of 7.1% as compared to the average price as of June 30, 2012, which was U.S. $90.47 per barrel.

As of December 31, 2011 and as of August 23, 2012, PEMEX has valued and recorded the 57,204,240 Repsol shares acquired by PMI HBV during 2011 as an available-for-sale investment. The market value of Repsol shares has decreased approximately 52.8% from U.S. $30.51 per share as of December 30, 2011 to U.S. $14.39 per share as of July 26, 2012. As of the date of this report, PEMEX's management is in the process of evaluating the impact these developments will have on its investment in Repsol.

NOTE 13—EXPLANATION OF TRANSITION TO IFRS

As stated in Note 2(b), 2012 is the first year in which PEMEX has prepared its unaudited condensed consolidated interim financial statements in accordance with IFRS. The accounting policies set out in Note 3 have been applied in preparing these unaudited condensed consolidated interim financial statements as of and for the six months ended June 30, 2012, the comparative information as of and for the year ended December 31, 2011 and in the preparation of the opening statement of financial position at January 1, 2011 (PEMEX transition date).

In preparing its opening IFRS statement of financial position, PEMEX has adjusted amounts reported previously in financial statements prepared in accordance with Mexican FRS. An explanation of how the transition from previous Mexican FRS to IFRS has affected PEMEX's financial position, comprehensive income and cash flows, as well as explanations of variations in IFRS adjustments, are set out in the following tables and the notes thereto:

Reconciliation of financial position at January 1, 2011 (transition date) from Mexican FRS to IFRS:

	Mexican FRS As of December 31, 2010	Adjustments and/or Reclassifications	Ref	IFRS As of January 1, 2011
Current Assets:				
Cash and cash equivalents	Ps. 133,587,079	Ps. (2,404,154)	1	Ps. 131,182,925
Accounts, notes receivables and others—Net	120,887,383	-		120,887,383
Inventories—Net	40,518,866	(1,250,995)	2	39,267,871
Other current assets	20,917,211	(1,345,960)	3	19,571,251
Total Current assets	315,910,539	(5,001,109)		310,909,430
Investments in shares of non-consolidated subsidiaries, associates and others	11,116,080	2,404,173	1	13,520,253
Well, pipelines, properties, plant and equipment—Net	1,061,387,901	463,938,766	4	1,525,326,667
Intangible assets and deferred taxes—Net	6,782,060	8,751,177	1,5,6,8	15,533,237
Total Assets	Ps. 1,395,196,580	Ps. 470,093,007		Ps. 1,865,289,587
Current Liabilities:				
Current portion of long-term debt	Ps. 89,554,617	Ps. -		Ps. 89,554,617
Suppliers	43,474,439	-		43,474,439
Accounts payable and other	21,658,672	(47,133)	3	21,611,539
Taxes and duties payable	52,565,900	-		52,565,900
Total current liabilities	207,253,628	(47,133)		207,206,495
Long-term liabilities:				
Long-term debt	575,170,797	(380,329)		574,790,468
Reserve for employee benefits	661,365,065	120,663,973	7	782,029,038
Reserve for sundry creditors and other	55,493,441	(1,363,482)		54,129,959
Deferred taxes	7,215,760	20,396,710	8	27,612,470
Total liabilities	1,506,498,691	139,269,739		1,645,768,430
Equity:				
Certificates of Contribution "A"	96,957,993	(47,353,158)	9	49,604,835
Mexican Government contributions to Petróleos Mexicanos	180,382,423	(1,651,832)	9	178,730,591
Legal reserve	987,535	(9,775)	9	977,760
Donation surplus	3,446,743	(28,415)	9	3,418,328
Accumulated other comprehensive (loss)	4,396,294	(4,628,672)	10	(232,378)
Accumulated (losses) earnings	(397,473,099)	384,495,120	4,7,9,10	(12,977,979)
Total equity	(111,302,111)	330,823,268		219,521,157
Total liabilities and equity	Ps. 1,395,196,580	Ps. 470,093,007		Ps. 1,865,289,587

Reconciliation of financial position at June 30, 2011 from Mexican FRS to IFRS:

	Mexican FRS As of June 30, 2011	Adjustments and/or Reclassifications	Ref	IFRS As of June 30, 2011
Current Assets:				
Cash and cash equivalents	Ps. 100,301,884	Ps. (2,574,855)	1	Ps. 97,727,029
Accounts, notes receivables and others—Net	153,240,289	-		153,240,289
Inventories—Net	44,840,599	(730,429)	2	44,110,170
Other current assets	15,106,193	(107,589)	3	14,998,604
Total Current assets	313,488,965	(3,412,873)		310,076,092
Investments in shares of non-consolidated subsidiaries, associates and others	10,918,913	2,574,986	1	13,493,899
Well, pipelines, properties, plant and equipment—Net	1,070,557,349	455,717,729	4	1,526,275,078
Intangible assets and deferred taxes—Net	6,933,855	4,936,021	1,5,6,8	11,869,876
Total Assets	Ps. 1,401,899,082	Ps. 459,815,863		Ps.1,861,714,945
Current Liabilities:				
Current portion of long-term debt	Ps. 88,356,385	Ps. -		Ps. 88,356,385
Suppliers	44,135,791	-		44,135,791
Accounts payable and other	14,037,287	(54,233)	3	13,983,054
Taxes and duties payable	59,310,225	-		59,310,225
Total current liabilities	205,839,688	(54,233)		205,785,455
Long-term liabilities:				
Long-term debt	541,462,284	(476,028)		540,986,256
Reserve for employee benefits	692,939,591	103,360,702	7	796,300,293
Reserve for sundry creditors and other	57,215,260	(1,325,402)		55,889,858
Deferred taxes	6,535,078	21,125,026	8	27,660,104
Total liabilities	1,503,991,901	122,630,065		1,626,621,966
Equity:				
Certificates of Contribution "A"	96,957,993	(47,353,158)	9	49,604,835
Mexican Government contributions to Petróleos Mexicanos	180,382,423	(1,651,832)	9	178,730,591
Legal reserve	987,535	(9,775)	9	977,760
Donation surplus	3,486,265	(28,415)	9	3,457,850
Accumulated other comprehensive (loss)	(395,135,924)	379,876,560	10	(15,259,364)
Accumulated earnings	11,228,889	6,352,418	4,7,9,10	17,581,307
Total equity	(102,095,819)	33,185,798		235,092,979
Total liabilities and equity	Ps. 1,401,899,082	Ps. 459,815,863		Ps. 1,861,714,945

Reconciliation of financial position at December 31, 2011 from Mexican FRS to IFRS:

	Mexican FRS As of December 31, 2011	Adjustments and/or Reclassifications	Ref	IFRS As of December 31, 2011
Current Assets:				
Cash and cash equivalents	Ps. 117,100,111	Ps. (2,731,875)	1	Ps. 114,368,236
Accounts, notes receivables and others—Net	154,658,669	-		154,658,669
Inventories—Net	44,152,462	946,621	2	45,099,083
Other current assets	41,559,010	(1,377,036)	3	40,181,974
Total Current assets	357,470,252	(3,162,290)		354,307,962
Investments in shares of non-consolidated subsidiaries, associates and others	12,913,364	2,732,799	1	15,646,163
Well, pipelines, properties, plant and equipment—Net	1,152,505,680	438,562,054	4	1,591,067,734
Intangible assets and deferred taxes—Net	10,455,680	8,457,893	1,5,6,8	18,913,573
Total Assets	Ps. 1,533,344,976	Ps. 446,590,456		Ps. 1,979,935,432
Current liabilities:				
Current portion of long-term debt	Ps. 110,497,449	Ps. -		Ps. 110,497,449
Suppliers	53,313,171	-		53,313,171
Accounts payable and other	23,888,823	(24,750)	3	23,864,073
Taxes and duties payable	65,770,459	-		65,770,459
Total current liabilities	253,469,902	(24,750)		253,445,152
Long-term liabilities:				
Long-term debt	672,275,110	382,057	6	672,657,167
Reserve for employee benefits	731,016,999	112,444,619	7	843,461,618
Reserve for sundry creditors and other	64,284,261	(2,191,342)		62,092,919
Deferred taxes	6,217,833	19,681,024	8	25,898,857
Total liabilities	1,727,264,105	130,291,608		1,857,555,713
Equity:				
Certificates of Contribution "A"	96,957,993	(47,353,158)	9	49,604,835
Mexican Government contributions to Petróleos Mexicanos	180,382,423	(1,651,832)	9	178,730,591
Legal reserve	987,535	(9,775)	9	977,760
Donation surplus	3,446,743	(28,415)	9	3,418,328
Accumulated other comprehensive (loss)	13,262,597	(31,372,813)	10	(18,110,216)
Accumulated (losses) earnings	(397,473,099)	384,495,120	4,7,9,10	(12,977,979)
Net (loss) for the year	(91,483,321)	12,219,721		(79,263,600)
Total equity	(193,919,129)	316,298,848		122,379,719
Total liabilities and equity	Ps. 1,533,344,976	Ps. 446,590,456		Ps. 1,979,935,432

Reconciliation of comprehensive income for the six-month period ended June 30, 2011 from Mexican FRS to IFRS:

	Mexican FRS For the six-month period ended June 30, 2011	Adjustments and/or reclassifications	Ref	IFRS For the-six month period ended June 30, 2011
Net Sales	Ps. 746,010,162	Ps. -		Ps. 746,010,162
Cost of sales	351,825,180	3,901,222	2,4,7	355,726,402
Gross income	394,184,982	(3,901,222)		390,283,760
General Expenses:				
Transportation and distribution expenses	15,349,371	(1,730,128)	5,7	13,619,243
Administrative expenses	32,813,326	(5,523,613)	7	27,289,713
Total general expenses	48,162,697	(7,253,741)		40,908,956
Other revenues—Net	78,048,443	(117,137)	4	77,931,306
Operating income	424,070,728	3,235,382		427,306,110
Comprehensive financing result:				
Interest paid—Net	(4,214,846)	(7,147)	3	(4,221,993)
Exchange gain	9,623,417	3,867,883		13,491,300
	5,408,571	3,860,736		9,269,307
Profit sharing in non-consolidated subsidiaries, associates and others	282,722	-		282,722
Income before taxes, duties and other charges	429,762,021	7,096,118		436,858,139
Hydrocarbon extraction duties and others	412,821,745	-		412,821,745
Hydrocarbon income tax	4,585,692	-		4,585,692
Income tax	1,125,695	743,700	8	1,869,395
	418,533,132	743,700		419,276,832
Net income for the period	Ps. 11,228,889	Ps. 6,352,418		Ps. 17,581,307
Other comprehensive result:				
Currency translation effect	(1,969,142)	10,112		(1,959,030)
Primary financial instruments	(89,977)	-		(89,977)
	(2,059,119)	10,112		(2,049,007)
Net comprehensive result	Ps. 9,169,770	Ps. 6,362,530		Ps. 15,532,300

Reconciliation of comprehensive income for the three-month period ended June 30, 2011 from Mexican FRS to IFRS:

	Mexican FRS For the three-month period ended June 30,2011	Adjustments and/or reclassifications	Ref	IFRS For the three-month period ended June 30,2011
Net Sales	Ps. 393,310,044	Ps. -		Ps. 393,310,044
Cost of sales	185,986,064	1,006,632	2,4,7	186,992,696
Gross income	207,323,980	(1,006,632)		206,317,348
General Expenses:				
Transportation and distribution expenses	8,320,317	(851,960)	5,7	7,468,357
Administrative expenses	16,462,190	(2,763,348)	7	13,698,842
Total general expenses	24,782,507	(3,615,308)		21,167,199
Other revenues—Net	48,359,476	2,252,769	4	50,612,245
Operating income	230,900,949	4,861,445		235,762,394
Comprehensive financing result:				
Interest paid—Net	(2,622,946)	(5,902)	3	(2,628,848)
Exchange gain	(693,157)	3,487,172		2,794,015
	(3,316,103)	3,481,270		165,167
Profit sharing in non-consolidated subsidiaries, associates and others	13,654	(34,168)		(20,514)
Income before taxes, duties and other charges	227,598,500	8,308,547		235,907,047
Hydrocarbon extraction duties and others	218,776,669	-		218,776,669
Hydrocarbon income tax	963,142	(1,457,423)		(494,281)
Income tax	837,314	743,700	8	1,581,014
	220,577,125	(713,723)		219,863,402
Net income for the period	Ps. 7,021,375	Ps. 9,022,270		Ps. 16,043,645
Other comprehensive result:				
Currency translation effect	(835,502)	10,112		(825,390)
Primary financial instruments	172,883	-		172,883
	(662,619)	10,112		(652,507)
Net comprehensive result	Ps. 6,358,756	Ps. 9,032,382		Ps. (15,391,138)

Reconciliation of comprehensive income for the year ended December 31, 2011 from Mexican FRS to IFRS:

	Mexican FRS For the year ended December 31, 2011	Adjustments and/or reclassifications	Ref	IFRS For the year ended December 31, 2011
Net Sales	Ps. 1,558,428,922	Ps. -		Ps. 1,558,428,922
Cost of sales	780,625,539	7,293,031	2,4,7	787,918,570
Gross income	777,803,383	(7,293,031)		770,510,352
General Expenses:				
Transportation and distribution expenses	31,349,011	(3,445,171)	5,7	27,903,840
Administrative expenses	65,029,047	(11,302,910)	7	53,726,137
Total general expenses	96,378,058	(14,748,081)		81,629,977
Other revenues—Net	195,544,884	5,376,266	4	200,921,150
Operating income	876,970,209	12,831,316		889,801,525
Comprehensive financing result:				
Interest paid—Net	(32,840,763)	4,360	3	(32,836,403)
Exchange (loss) gain	(58,800,623)	(843,367)		(59,643,990)
	(91,641,386)	(839,007)		(92,480,393)
(Loss) profit sharing in non-consolidated subsidiaries, associates and others	(796,398)	-		(796,398)
Income before taxes, duties and other charges	784,532,425	11,992,309		796,524,734
Hydrocarbon extraction duties and others	871,686,746	-		871,686,746
Hydrocarbon income tax	708,469	-		708,469
Income tax	3,620,531	(227,412)		3,393,119
	876,015,746	(227,412)		875,788,334
Net income (loss) for the year	Ps. (91,483,321)	Ps. 12,219,721		Ps. (79,263,600)
Other comprehensive result:				
Losses for employee benefits	-	(26,031,268)		(26,031,268)
Currency translation effect	4,761,765	(712,873)		4,048,892
Primary financial instruments	4,104,538	-		4,104,538
	8,866,303	(26,744,141)		(17,877,838)
Net comprehensive result	Ps. (82,617,018)	Ps. (14,524,420)		Ps. (97,141,438)

Notes to the reconciliation of the statement of financial position at January 1, 2011, (transition date) and December 31, 2011.

1. Cash and cash equivalents

FRS C-1 "Cash and cash equivalents" requires restricted cash to be presented as part of the cash and cash equivalents line item; but under IAS 1, "Presentation of Financial Statements" restricted cash must be presented separately from "cash and cash equivalents" on the statement of financial position. PEMEX has therefore reclassified Ps. 2,404,154 and Ps. 2,731,875 as of January 1, 2011 and December 31, 2011, respectively, from "cash and cash equivalents" under Mexican FRS to "permanent investments in shares of non-consolidated subsidiaries, associates and others" under IFRS.

2. Inventories

Certain components of "wells, pipelines, properties, plants and equipment" (spare parts) were classified in the line item "inventories" under Mexican FRS. However; these components were classified as fixed assets in accordance with IAS 16 "Property, Plant and Equipment". Accordingly, PEMEX reclassified Ps. 1,250,995 and Ps. 647,340 as of January 1, 2011 and December 31, 2011, respectively, from "inventories" under Mexican FRS to "wells, pipelines, properties, plants and equipment" under IFRS.

As of December 31, 2011, effects in inventories arising from adjustments to employee benefits and from the depreciation and amortization of different parts of fixed assets resulted in an increase in inventories and a decrease in the cost of sales for the year for Ps. 1,593,961.

3. Derivative Financial Instruments

Derivative financial instruments ("DFIs") were recognized at fair value as the transition date. This fair value was subsequently modified to include the counterparty risk in the valuation method, which resulted in a decrease in other current assets of Ps. 1,345,960 and an increase in accounts payable and others of Ps. 95,560, as of January 1, 2011 which was comprised of a debit recorded in accumulated losses.

The decrease of Ps. 1,377,036 in other current assets and decrease in accounts payable and others of Ps. 78,350 as of December 31, 2011 and a corresponding credit to financial instruments, resulted from changes in fair value computation methods as well as to the liquidation of positions during the period.

4. Wells, pipelines, properties, plant and equipment

In accordance with IFRS 1, PEMEX chose to measure certain wells, pipelines, offshore platforms and drilling equipment at their fair value as of the transition date to

IFRS, and to use that fair value as the deemed cost of those assets. As a result, PEMEX recognized a Ps. 472,750,354 increase in the fair value of plants, pipelines, offshore platforms and drilling equipment as of January 1, 2011, which was recognized against accumulated losses.

In addition IAS 16 requires the identification on a separate basis of parts of an asset that have different expected patterns of future economic benefits, with depreciation calculated separately by part. As of December 31, 2011, the net effect of the depreciation for the year resulted in a debit to cost of sales and operating expenses of Ps. 28,469,974.

As of December 31, 2011, some cash-generating units had improved economic conditions, which allowed PEMEX to increase their carrying value and to reverse Ps. 5,376,266 of impairment previously recognized in other revenues.

PEMEX reclassified costs of exploratory wells, not associated with any reserve, from the fixed assets to intangible assets until it is determined if they are subject to capitalization in accordance with IFRS 6, in the amount of Ps. 9,231,901 at January 1, 2011 and Ps. 9,552,703 at December 31, 2011.

During the second quarter of 2012, PEMEX modified its accounting policy regarding the selection of certain types of fixed assets for initial valuation at fair value in accordance with IFRS 1. As a result, PEMEX recognized a decrease of 3.1% and 2.2% in the total amount of fixed assets as of January 1, 2011 and December 31, 2011, respectively, as well as a decrease in depreciation expense of approximately 5.0% for both the six months ended June 30, 2011 and the year ended December 31, 2011.

5. Easements and rights of way

Certain expenditures related to easements and rights of way were classified in the line items wells, pipelines, properties, plant and equipment or in accumulated losses under Mexican FRS as of the transition date. However, under IFRS these easements and rights of way are identified as intangible assets. As a result, PEMEX recognized intangible assets as of January 1, 2011, in an amount of Ps. 1,218,860, comprised of (i) a reclassification of easements and rights of way in the amount of Ps. 830,684 from the line item "wells, pipelines, properties, plant and equipment" to the line item "intangible assets" and (ii) a credit recognized against accumulated losses in the amount of Ps. 388,176.

As of December 31, 2011, the effect of rights of way was Ps. 1,134,075, comprised of (i) Ps. 845,681 from the line item "wells, pipelines, properties, plant and equipment" to the line item "intangible assets" and (ii) a credit recognized against accumulated losses and net loss for the year in the amount of Ps. 288,394.

6. Long term debt

As of December 31, 2011, under IFRS, PEMEX recognized an amortized cost effect of debt in the amount of Ps. 4,435.

7. Employee benefits

PEMEX chose the early adoption of IAS 19 for employee benefits, as described in Note 2(b) (iii). As a result, unamortized cumulative actuarial net gains under Mexican FRS as of January 1, 2011 of Ps. 123,150,302 were recognized, resulting in an increase in the reserve for employee benefits and a corresponding increase in accumulated losses on the initial statement of financial position under IFRS.

In addition, PEMEX eliminated the component of termination benefits from the liability for employee benefits under Mexican FRS, with a resulting amount of Ps. 2,485,764 credited against accumulated losses on the initial statement of financial position under IFRS.

As of December 31, 2011, the net effect in the reserve for employee benefits (in addition to the items described above) was a decrease of Ps. 8,243,929, which was comprised of (i) an increase in comprehensive loss in the amount of Ps. 26,031,268 and (ii) a decrease in cost of sales and operating costs and expenses in the amount of Ps. 34,275,197.

8. Deferred taxes

As a result of the change in the book basis of assets and liabilities from the transition to IFRS, deferred tax assets increased in the amount of Ps. 44,230 as compared to the amount recognized previously under Mexican FRS, offset by an increase in deferred tax liabilities in the amount of Ps. 20,396,687. Both increases were recognized against accumulated losses in the statement of financial position as of January 1, 2011.

For the year ended December 31, 2011 deferred tax assets recorded a decrease of Ps. 423,967 and deferred tax liabilities recorded an increase of Ps. 19,681,024.

9. Recognition of inflationary effects

PEMEX recognized inflation effects in respect of its Certificates of Contribution "A" and contributions of the Mexican Government prior to December 31, 1997, the date on which Mexican economy was no longer considered hyperinflationary. As a result inflation effects recognized after this date in the amount of Ps. 49,043,180 were reclassified to accumulated losses in the opening statement of financial position under IFRS as of January 1, 2011.

10. Other comprehensive result

Foreign currency translation

In accordance with IFRS 1, PEMEX chose to cancel the accumulated gains and losses from the translation of foreign currency amounts, and to value the cumulative currency translation effects for all foreign operations at zero as of January 1, 2011, with a debit of Ps. 4,628,672 recorded in accumulated losses in the initial statement of financial position under IFRS. This adjustment did not impact the total value of equity.

Accumulated losses and comprehensive result

Except for reclassified items, all of the adjustments related to the adoption of IFRS were recognized in accumulated losses and comprehensive result as of January 1, 2011.

11. Cash Flow Statements

The IFRS adoption adjustments described above did not affect PEMEX's cash flows, as shown in the line item "cash and cash equivalents" in the statement of financial position.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2012**

PETROLEOS MEXICANOS

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
(THOUSAND PESOS)

CONSOLIDATED

Final Printing

COMPANY NAME	PRICIPAL ACTIVITY	NUMBER OF SHARES	% OWNER SHIP	TOTAL AMOUNT	
				ACQUISITION COST	CURRENT VALUE
Deer Park Refining Ltd.	Compañía refinadora	1	50.00	0	6,165,311
Mexicana de Lubricantes, S.A. de C.V.	Comerzializadora de lubricantes	17,879,561	47.00	178,796	157,094
Gasoductos de Chihuahua, S. de R.L. de C.V.	Transportación de gas	393,049,321	50.00	393,049,321	3,361,742
Instalaciones Inmobiliarias para Industrias, S.A.	Prestación de servicios inmobiliarios	185,629,955	100.00	185,630	1,379,222
Cia. Mexicana de Exploraciones, S.A. de C.V.	Servicios geológicos de exploracion	25,333,847	60.00	25,333	815,439
Otros		1	0.00	0	-469,870
Estimación de Fluctuación en Inversiones		1	0.00	0	-194,260
TOTAL INVESTMENT IN ASSOCIATES				393,439,080	11,214,678

NOTES

THE TREND PERCENTAGE AMOUNTS THAT ARE SHOWN IN ZERO, ARE DUE TO THE FACT THAT THE SYSTEM AUTOMATICALLY PUTS A ZERO WHERE THERE IS NO DATA INCORPORATED.
NO DATA IS SHOWN IN OTHER INVESTMENTS RELATED TO TREND PERCENTAGE, SINCE THEY CORRESPOND TO VARIOUS OTHER INVESTMENTS IN SHARES WITH DIFFERENT PARTICIPATION PERCENTAGES.

UNDER THE COLUMN OF NUMBER OF SHARES, NUMBER 1 WAS WRITTEN DOWN ONLY FOR VALIDATING PURPOSES, SINCE THE COMPANY DOES NOT OWN SHARES IN SUCH COMPANIES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2012**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
BANKS																
FOREIGN TRADE																
BANCO NACIONAL DE C (1) (7)	NOT	26/06/2003	30/06/2018	5.44							273,060	0	409,590	273,060	273,060	546,120
EXPORT DEVELOPMENT (1) (8)	YES	14/11/2011	29/12/2016	1.81							0	0	0	0	0	2,730,196
SECURED																
A/S EXPORTFINANS (1) (7)	YES	15/10/2001	31/03/2014	3.93							70,524	70,524	68,293	0	0	0
ABN AMRO NV (1) (7)	YES	23/12/2002	29/03/2014	4.50							121,217	121,217	242,434	0	0	0
CITIBANK N.A. (1) (8)	YES	30/11/2006	15/12/2015	0.74							200,779	200,779	401,559	401,559	200,779	0
CITIBANK N.A. (1) (8)	YES	03/01/2003	01/10/2012	0.93							13,020	0	0	0	0	0
CITIBANK N.A. (1) (8)	YES	27/08/2002	27/08/2012	0.94							5,166	0	0	0	0	0
CITIBANK N.A. (1) (8)	YES	19/12/2007	26/06/2017	0.75							160,624	160,624	321,247	321,247	321,247	321,247
BANCO BILBAO VIZCAY (1) (8)	YES	28/12/2010	30/12/2020	1.43							93,198	93,197	186,395	186,396	186,396	838,779
BANCO SANTANDER S.A (1) (8)	YES	28/02/2007	16/06/2014	0.77							97,521	97,522	195,043	0	0	0
BANK OF AMERICA N.A (1) (8)	YES	21/12/2011	30/03/2022	1.06							136,530	136,530	273,060	273,060	273,060	1,634,310
HSBC BANK PLC (1) (8)	YES	03/07/2003	20/03/2014	0.79							32,534	32,534	65,067	0	0	0
HSBC BANK PLC (1) (8)	YES	25/06/2001	20/06/2013	0.82							88,745	88,745	0	0	0	0
HSBC BANK PLC (1) (8)	YES	10/08/2004	16/12/2013	0.78							160,624	160,624	68,265	0	0	0
HSBC BANK PLC (1) (8)	YES	14/03/2003	10/12/2013	0.79							136,530	73,587	73,590	0	0	0
BNP PARIBAS (1) (8)	YES	03/11/2005	26/01/2015	0.82							321,247	321,247	642,494	642,494	0	0
BNP PARIBAS (1) (8)	YES	30/11/2006	25/06/2015	0.77							281,091	281,091	562,182	562,182	0	0
BNP PARIBAS (1) (8)	YES	10/12/2010	21/12/2020	1.04							273,060	273,060	546,120	546,120	546,120	2,457,540
BNP PARIBAS (1) (8)	YES	30/06/2008	20/06/2017	0.91							321,247	321,247	642,494	642,494	642,494	642,495
BNP PARIBAS (1) (8)	YES	14/08/2008	20/06/2017	0.91							160,624	160,624	321,247	321,247	321,247	321,248
BNP PARIBAS (1) (8)	YES	16/05/2003	17/03/2014	0.77							273,060	273,060	546,120	0	0	0
BNP PARIBAS (1) (8)	YES	07/03/2005	05/06/2014	0.77							321,247	321,247	642,494	0	0	0
CREDIT AGRICOLE CIB (1) (8)	YES	30/11/2006	01/03/2017	0.56							22,576	22,576	45,152	45,152	45,152	45,153
CITIBANK INTERNATIO (1) (8)	YES	30/11/2010	24/06/2019	1.51							331,040	331,040	662,080	662,080	662,080	1,986,242
CITIBANK N.A. (1) (8)	YES	30/08/2011	25/06/2015	0.77							240,935	240,935	481,871	481,871	0	0
CITIBANK N.A. (1) (8)	YES	11/05/2001	20/12/2012	0.82							204,795	0	0	0	0	0
CITIBANK N.A. (1) (8)	YES	13/07/2004	16/06/2014	0.82							240,935	240,935	56,218	0	0	0
CITIBANK N.A. (1) (8)	YES	30/09/2002	16/12/2013	0.82							204,795	49,015	49,014	0	0	0
DEUTSCHE BANK, S.A. (1) (8)	YES	08/11/2002	16/12/2013	0.99							13,118	13,118	13,118	0	0	0
EXPORT DEVELOPMENT (1) (8)	YES	09/02/1999	15/04/2013	1.23							1,876	1,876	0	0	0	0
EXPORT DEVELOPMENT (1) (8)	YES	09/07/2010	09/11/2020	1.03							341,325	341,325	682,650	682,650	682,650	3,071,925
EXPORT DEVELOPMENT (1) (8)	YES	04/07/2003	30/06/2015	1.25							136,530	136,530	238,928	170,662	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2012**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
EXPORT IMPORT BANK (1) (7)	YES	21/12/2011	30/12/2021	2.45							273,060	0	409,590	273,060	273,060	1,501,647
EXPORT IMPORT BANK (1) (7)	YES	21/12/2011	30/12/2021	2.45							136,531	0	204,795	136,530	136,530	750,822
EXPORT IMPORT BANK (1) (7)	YES	25/06/2009	20/12/2019	3.81							409,590	409,590	819,180	819,180	819,180	2,867,130
EXPORT IMPORT BANK (1) (7)	YES	25/06/2009	20/12/2019	3.81							204,795	204,795	409,590	409,590	409,590	1,433,565
EXPORT IMPORT BANK (1) (7)	YES	25/06/2009	20/12/2019	3.81							102,397	102,397	204,795	204,795	204,795	716,783
HSBC BANK PLC (1) (7)	YES	08/05/2008	30/03/2017	3.48							82,456	82,456	164,911	164,911	164,911	164,911
HSBC BANK PLC (1) (7)	YES	02/06/2006	26/06/2017	5.45							11,666	11,666	23,332	23,332	11,601	6,750
HSBC BANK PLC (1) (8)	YES	19/10/1998	17/04/2014	1.13							13,072	13,072	26,143	0	0	0
HSBC BANK PLC (1) (8)	YES	25/08/2004	20/11/2013	1.11							7,153	7,153	2,947	0	0	0
HSBC BANK PLC (1) (8)	YES	19/08/2005	16/09/2014	0.94							19,361	19,361	38,723	19,361	0	0
HSBC BANK PLC (1) (8)	YES	30/06/2009	15/04/2020	1.48							72,025	72,025	144,049	144,049	144,049	576,198
HSBC BANK PLC (1) (8)	YES	20/09/2004	14/02/2014	1.13							23,175	23,175	46,350	0	0	0
HSBC BANK PLC (1) (8)	YES	23/11/2004	09/01/2013	1.15							35,861	35,861	0	0	0	0
HSBC BANK PLC (1) (8)	YES	09/12/2005	07/11/2013	0.93							24,396	24,396	24,396	0	0	0
HSBC BANK PLC (1) (8)	YES	14/05/2003	06/10/2014	1.10							72,414	66,264	105,743	39,479	0	0
HSBC BANK PLC (1) (8)	YES	03/04/2007	04/11/2015	0.86							41,203	41,203	82,405	54,456	13,253	0
HSBC BANK PLC (1) (8)	YES	22/12/2008	02/07/2015	1.76							86,143	86,143	172,287	172,287	86,143	0
HSBC BANK PLC (1) (8)	YES	02/04/2007	31/07/2015	0.91							48,423	48,423	96,847	96,847	48,423	0
HSBC BANK PLC (1) (8)	YES	30/11/2004	31/07/2013	1.16							31,171	31,171	31,171	0	0	0
HSBC BANK PLC (1) (8)	YES	22/01/2007	30/11/2015	0.86							2,374	2,374	4,748	4,748	2,374	0
HSBC BANK PLC (1) (8)	YES	23/09/2005	30/05/2014	1.12							5,812	5,812	11,625	0	0	0
HSBC BANK PLC (1) (8)	YES	01/04/2010	30/03/2020	1.44							91,836	91,836	183,671	183,671	183,671	734,686
HSBC BANK PLC (1) (8)	YES	30/06/2011	30/06/2021	1.46							55,844	55,844	111,689	111,689	111,689	559,546
HSBC BANK PLC (1) (8)	YES	14/11/2005	30/06/2017	0.94							40,741	40,741	81,481	81,481	81,481	81,481
HSBC BANK PLC (1) (8)	YES	18/01/2007	30/01/2015	0.91							6,832	6,832	13,665	13,665	0	0
HSBC BANK PLC (1) (8)	YES	07/06/2006	29/11/2013	0.91							23,849	23,849	23,849	0	0	0
HSBC BANK PLC (1) (8)	YES	24/06/2005	29/05/2014	1.13							1,354	1,354	2,709	0	0	0
HSBC BANK PLC (1) (8)	YES	05/04/2006	29/12/2014	0.88							11,446	11,446	22,892	11,446	0	0
HSBC BANK PLC (1) (8)	YES	29/06/2005	29/04/2013	1.08							20,047	20,047	0	0	0	0
HSBC BANK PLC (1) (8)	YES	18/02/2005	28/10/2013	1.11							4,485	4,485	4,485	0	0	0
HSBC BANK PLC (1) (8)	YES	04/04/2006	24/11/2014	0.94							13,254	13,254	26,509	13,254	0	0
HSBC BANK PLC (1) (8)	YES	22/04/1998	22/07/2019	1.43							40,724	40,724	81,449	81,449	81,449	285,071
HSBC BANK PLC (1) (8)	YES	07/11/2006	22/07/2015	0.91							25,876	25,876	30,860	9,969	4,984	0
ING CAPITAL LLC (1) (8)	YES	13/06/2008	20/06/2017	0.93							80,312	80,312	160,624	160,624	160,624	160,623
ING CAPITAL LLC (1) (8)	YES	30/11/2006	15/06/2016	0.76							120,468	120,467	240,935	240,935	240,935	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2012**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY — TIME INTERVAL						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY — TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
J.P. MORGAN CHASE B (1) (8)	YES	21/12/2011	30/12/2021	1.22							68,265	68,265	136,530	136,530	136,530	750,014
J.P. MORGAN CHASE B (1) (8)	YES	21/12/2011	30/12/2021	1.06							136,530	136,530	273,060	273,060	273,060	1,500,532
J.P. MORGAN CHASE B (1) (8)	YES	21/12/2011	30/12/2021	1.06							136,530	136,530	273,060	273,060	273,060	1,500,532
J.P. MORGAN CHASE B (1) (8)	YES	09/12/2010	21/12/2020	1.04							136,530	136,530	273,060	273,060	273,060	1,228,770
J.P. MORGAN CHASE B (1) (8)	YES	22/06/2009	20/12/2019	1.61							68,265	68,265	136,530	136,530	136,530	477,855
J.P. MORGAN CHASE B (1) (8)	YES	22/06/2009	20/12/2019	1.59							136,530	136,530	273,060	273,060	273,060	955,710
J.P. MORGAN CHASE B (1) (8)	YES	10/09/2008	20/06/2017	0.91							120,468	120,467	240,935	240,935	240,935	240,936
JAPAN BANK FOR INTE (1) (7)	YES	30/09/2005	29/06/2015	4.97							32,944	32,944	65,888	35,372	0	0
JAPAN BANK FOR INTE (3) (7)	YES	10/03/2004	08/03/2017	2.09							502,094	502,094	1,004,188	1,004,188	1,004,188	1,004,172
KREDITANSTALT FUR W (1) (8)	YES	26/09/2001	31/12/2012	1.49							133,102	0	0	0	0	0
MIZUHO CORPORATE BA (1) (8)	YES	04/03/2010	24/03/2020	2.45							481,883	481,882	963,765	963,765	963,765	3,854,856
MIZUHO CORPORATE BA (1) (8)	YES	14/12/2006	14/12/2018	1.16							511,988	511,987	1,023,975	1,023,975	1,023,975	2,559,939
NACIONAL FINANCIERA (3) (7)	NOT	07/11/1990	20/11/2015	2.90							277,183	277,184	554,367	554,367	277,183	0
NATIXIS (2) (7)	YES	22/02/1984	30/06/2016	2.00							449	449	897	44	44	0
SOCIETE GENERALE (1) (8)	YES	10/12/2010	21/12/2020	1.09							136,530	136,530	273,060	273,060	273,060	1,228,770
SOCIETE GENERALE - (1) (8)	YES	09/12/2010	21/12/2020	1.03							136,530	136,530	273,060	273,060	273,060	1,228,770
SOCIETE GENERALE (1) (7)	YES	03/02/2006	13/02/2017	4.77							168,964	168,964	337,929	337,929	337,929	337,928
SOCIETE GENERALE (1) (8)	YES	31/07/2006	31/07/2012	0.91							9,982	0	0	0	0	0
SOCIETE GENERALE (1) (8)	YES	03/02/2006	13/02/2017	0.63							117,960	117,960	235,921	235,921	235,921	235,920
SOCIETE GENERALE PA (1) (8)	YES	30/11/2005	13/02/2017	1.21							49,127	49,127	98,253	98,253	98,254	98,253
STANDARD CHARTERED (1) (8)	YES	06/07/2004	27/01/2014	0.83							160,624	160,624	321,247	0	0	0
STANDARD CHARTERED (1) (8)	YES	30/11/2006	25/09/2015	0.77							240,935	240,935	481,871	481,871	240,933	0
STANDARD CHARTERED (1) (8)	YES	06/10/2005	20/01/2015	0.83							240,935	240,935	481,871	481,871	0	0
STANDARD CHARTERED (1) (8)	YES	10/02/2003	20/12/2013	0.79							136,530	76,662	76,662	0	0	0
THE BANK OF TOKYO, (1) (8)	YES	10/12/2004	10/12/2014	1.09							409,590	887,445	955,710	68,265	0	0
THE BANK OF TOKYO, (1) (8)	YES	14/03/2003	14/03/2013	1.34							303,400	303,400	0	0	0	0
EXIM BANK OF KOREA (1)(7)	YES	07/12/2005	13/02/2017	4.77							57,841	57,842	115,683	115,683	115,683	115,683
INT DEV NO PAG	NOT		31/12/2012	0.00							308,748	0	0	0	0	0
COMMERCIAL BANKS																
NACIONAL FINANCIERA (6) (11)	NOT	11/08/2009	15/07/2014	7.16	666,667	666,666	1,333,333	333,334	0	0						
BBVA BANCOMER, S.A. (6) (7)	NOT	25/05/2010	20/12/2012	10.55	800,000	0	0	0	0	0						
BANCO SANTANDER, S. (6) (11)	NOT	19/11/2004	23/11/2012	5.25	600,000	0	0	0	0	0						
BANCO NACIONAL DE M (6) (7)	NOT	28/10/2004	05/11/2012	11.00	1,000,000	0	0	0	0	0						
HSBC (6) (11)	NOT	22/12/2011	29/12/2016	5.44	0	0	0	1,166,667	1,166,667	1,152,261						
BANCO SANTANDER S.A (1) (8)	YES	17/09/2003	19/09/2013	2.64							68,265	68,265	68,265	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **02** YEAR: **2012**

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY — TIME INTERVAL						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY — TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
CITIBANK N.A. (1) (8)	YES	12/05/2006	19/05/2013	0.73							0	18,772,875	0	0	0	0
BBVA BANCOMER, S.A. (1) (8)	NOT	09/12/2010	17/01/2016	1.75							0	0	0	0	22,387,172	0
BBVA BANCOMER, S.A. (1) (8)	NOT	15/12/2010	16/01/2016	1.75							0	0	0	0	4,918,828	0
BANCO BILBAO VIZCAY (3) (8)	YES	28/05/2008	02/06/2014	0.91							0	0	3,603,400	0	0	0
BANAMEX (1) (7)	NOT	11/05/2011	11/05/2021	5.28							21,695	22,275	46,349	48,856	51,499	296,702
BANAMEX (1) (7)	NOT	27/03/2012	27/01/2022	3.80							21,914	22,394	46,045	47,890	49,657	315,689
BBVA BANCOMER (1) (7)	NOT	14/02/2012	28/12/2021	3.50							19,934	20,332	41,753	43,250	44,690	270,415
BBVA BANCOMER (1) (7)	NOT	14/02/2012	20/12/2021	3.50							22,276	22,722	46,621	48,337	49,979	302,213
BBVA BANCOMER (1) (7)	NOT	14/02/2012	28/12/2021	3.50							22,294	22,740	46,698	48,372	49,982	303,241
BBVA BANCOMER (1) (7)	NOT	14/02/2012	30/12/2021	3.50							19,977	20,334	41,646	43,231	44,762	270,469
CREDIT AGRICOLE CIB (1) (7)	YES	18/06/2012	02/07/2012	1.47							1,365,300	0	0	0	0	0
CREDIT AGRICOLE CIB (1) (7)	YES	20/06/2012	05/07/2012	1.47							3,686,310	0	0	0	0	0
CREDIT AGRICOLE CIB (2) (8)	YES	07/09/2011	25/08/2014	5.37							1,723,450	0	1,711,646	1,717,530	0	0
HSBC (2) (8)	YES	07/09/2011	25/08/2014	5.37							2,040,915	0	2,026,924	2,033,917	0	0
NATIXIS (2) (8)	YES	07/09/2011	25/08/2014	5.37							771,012	0	765,723	768,369	0	0
OTHER																
INT DEV NO PAG	NOT		31/12/2012	0.00	28,493	0	0	0	0	0						
INT DEV NO PAG	NOT		31/12/2012	0.00							158,406	0	0	0	0	0
BERGESEN WORLDWIDE (1) (7)	YES	23/07/2007	23/08/2022	8.00							201,230	172,483	344,966	344,966	344,966	2,127,290
COPFS (1) (8)	YES	01/02/2005	31/03/2016	1.93							8,662,266	4,291,104	5,324,289	2,440,608	586,990	24,526
BLUE MARINE SHIPPING (1) (7)	YES	13/08/2008	13/05/2018	7.96							52,200	53,866	113,002	120,506	128,626	322,634
BLUE MARINE SHIPPING (1) (7)	YES	02/09/2008	13/08/2018	7.96							45,520	46,973	98,542	105,086	112,166	281,348
F TAPIAS MEXICO, SA (1) (7)	YES	23/10/2008	11/10/2018	8.00							51,828	53,483	112,201	119,660	127,733	359,157
F TAPIAS MEXICO, SA (1) (7)	YES	14/11/2008	02/11/2018	8.00							51,828	53,483	112,201	119,660	127,733	359,157
TOTAL BANKS					3,095,160	666,666	1,333,333	1,500,001	1,166,667	1,152,261	31,746,796	35,219,153	35,864,023	25,287,179	42,808,040	46,985,949

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **02** YEAR: **2012**

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
STOCK MARKET																
LISTED STOCK EXCHANGE																
UNSECURED																
BANCO INVEX, S.A. (6) (11)	NOT	05/02/2010	03/02/2015	5.46	0	0	0	7,945,805	0	0						
BANCO INVEX, S.A. (6) (11)	NOT	14/03/2011	08/03/2016	5.03	0	0	0	0	9,975,400	0						
BANCO INVEX, S.A. (6) (11)	NOT	27/09/2011	10/04/2017	5.05	0	0	0	0	0	6,985,914						
BANCO INVEX, S.A. (6) (11)	NOT	03/02/2010	12/05/2014	5.21	0	0	8,488,658	0	0	0						
BANCO INVEX, S.A. (6) (7)	NOT	01/12/2011	24/11/2021	7.96	0	0	0	0	0	9,976,479						
BANCO INVEX, S.A. (6) (7)	NOT	05/02/2010	27/01/2020	9.10	0	0	0	0	0	10,120,649						
BANCO INVEX, S.A. (7) (7)	NOT	27/09/2011	20/09/2021	3.58	0	0	0	0	0	3,090,574						
BANCO INVEX, S.A. (7) (7)	NOT	05/02/2010	27/01/2020	4.20	0	0	0	0	0	3,797,346						
SCOTIA INVERLAT (6) (11)	NOT	16/06/2006	05/06/2014	4.70	0	0	10,000,000	0	0	0						
SCOTIA INVERLAT (6) (12)	NOT	11/02/2005	31/01/2013	5.07	0	12,487,400	0	0	0	0						
SCOTIA INVERLAT (6) (7)	NOT	03/04/2009	28/03/2016	9.15	0	0	0	0	7,498,315	0						
SCOTIA INVERLAT (6) (7)	NOT	29/07/2005	16/07/2015	9.91	0	0	0	0	9,500,000	0						
SCOTIA INVERLAT (7) (13)	NOT	23/12/2004	05/12/2019	9.00	0	0	0	0	0	14,761,156						
INT DEV NO PAG	NOT		31/12/2012	0.00	1,500,044	0	0	0	0	0						
CREDIT SUISSE, ZURI (4) (7)	YES	12/03/2012	10/04/2019	2.66							0	0	0	0	0	4,228,964
CREDIT SUISSE, ZURI (4) (7)	YES	13/01/2009	13/10/2014	3.50							0	0	0	7,061,608	0	0
DEUTSCHE BANK (2) (7)	YES	04/08/2009	06/11/2017	5.78							0	0	0	0	0	3,384,502
DEUTSCHE BANK (2) (7)	YES	15/01/2009	09/01/2017	5.50							0	0	0	0	0	16,822,822
DEUTSCHE BANK (2) (7)	YES	22/02/2005	24/02/2025	5.50							0	0	0	0	0	16,965,220
DEUTSCHE BANK (3) (7)	YES	05/12/2002	05/12/2023	3.50							0	0	0	0	0	5,160,000
DEUTSCHE BANK (5) (7)	YES	02/06/2009	02/06/2022	8.25							0	0	0	0	0	7,344,291
DEUTSCHE BANK (5) (7)	YES	13/01/2003	18/12/2013	7.50							0	0	5,286,830	0	0	0
DEUTSCHE BANK (5) (7)	YES	07/11/2003	18/12/2013	7.50							0	0	3,173,298	0	0	0
DEUTSCHE BANK (8) (7)	YES	18/04/2012	26/04/2017	6.58							0	0	0	0	0	2,035,679
DEUTSCHE BANK (1) (7)	YES	27/08/2010	15/06/2035	6.63							0	0	0	0	0	14,609,213
DEUTSCHE BANK (1) (7)	YES	08/06/2005	15/12/2015	5.75							0	0	0	0	3,207,294	0
DEUTSCHE BANK (1) (7)	YES	12/12/2002	15/12/2014	7.38							0	0	0	4,965,188	0	0
DEUTSCHE BANK (1) (7)	YES	28/01/2010	05/03/2020	6.00							0	0	0	0	0	13,487,587
DEUTSCHE BANK (1) (7)	YES	03/02/2009	03/05/2019	8.00							0	0	0	0	0	26,903,048
DEUTSCHE BANK (1) (7)	YES	25/05/2011	03/06/2041	6.80							0	0	0	0	0	34,301,242
DEUTSCHE BANK (1) (7)	YES	22/10/2007	01/03/2018	5.75							0	0	0	0	0	20,354,821
DEUTSCHE BANK (1) (7)	YES	30/10/2009	01/03/2018	5.75							0	0	0	0	0	13,622,963

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2012**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

CONSOLIDATED

(THOUSAND PESOS)

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
DEUTSCHE BANK (1) (7)	YES	14/11/2001	01/02/2022	8.63							0	0	0	0	0	2,187,825
DEUTSCHE BANK (1) (7)	YES	30/12/2004	30/03/2018	9.25							0	0	0	0	0	1,464,571
DEUTSCHE BANK (1) (7)	YES	01/04/1998	30/03/2018	9.25							0	0	0	0	0	130,700
DEUTSCHE BANK (1) (7)	YES	21/09/2010	28/12/2042	6.63							0	0	0	0	0	13,632,621
DEUTSCHE BANK (1) (7)	YES	19/06/2012	27/06/2044	5.83							0	0	0	0	0	23,711,992
DEUTSCHE BANK (1) (7)	YES	18/01/2012	24/01/2022	5.28							0	0	0	0	0	28,375,101
DEUTSCHE BANK (1) (7)	YES	20/07/2010	21/01/2021	5.14							0	0	0	0	0	41,195,560
DEUTSCHE BANK (1) (7)	YES	10/09/2009	16/03/2015	4.88							0	0	0	20,357,341	0	0
DEUTSCHE BANK (1) (7)	YES	30/12/2004	15/09/2027	9.50							0	0	0	0	0	3,082,738
DEUTSCHE BANK (1) (7)	YES	14/05/1999	15/09/2027	9.50							0	0	0	0	0	1,071,460
DEUTSCHE BANK (1) (7)	YES	18/09/1997	15/09/2027	9.50							0	0	0	0	0	324,259
DEUTSCHE BANK (1) (7)	YES	30/10/2009	15/06/2038	6.63							0	0	0	0	0	6,781,445
DEUTSCHE BANK (1) (7)	YES	08/06/2005	15/06/2035	8.63							0	0	0	0	0	23,892,750
DEUTSCHE BANK (1) (7)	YES	30/12/2004	01/12/2023	8.63							0	0	0	0	0	1,660,997
DEUTSCHE BANK (1) (7)	YES	01/03/1993	01/12/2023	8.63							0	0	0	0	0	127,587
DEUTSCHE BANK (1) (8)	YES	01/12/2005	03/12/2012	1.07							9,381,536	0	0	0	0	0
MELLON BANK N.A. (2) (7)	YES	05/08/2004	05/08/2016	6.38							0	0	0	0	0	14,420,437
MELLON BANK N.A. (2) (7)	YES	05/08/2003	05/08/2013	6.25							0	0	8,482,610	0	0	0
PEMEX FINANCE (1) (7)	YES	15/02/1999	15/11/2018	9.80							0	0	511,988	1,109,306	1,535,963	2,986,594
PEMEX FINANCE (1) (8)	YES	15/02/1999	07/04/2014	3.83							227,550	227,550	1,570,095	0	0	0
INT DEV NO PAG	NOT		31/12/2012	0.00							6,710,639	0	0	0	0	0
SECURED																
SUMITOMO MITSUI (3) (8)	YES	19/09/2008	29/09/2020	1.09							0	0	0	0	0	11,008,000
INT DEV NO PAG	NOT		31/12/2012	0.00							30,879	0	0	0	0	0
PRIVATE PLACEMENTS																
UNSECURED																
SECURED																
TOTAL STOCK MARKET LISTED IN STOCK EXCHANGE AND PRIVATE PLACEMENT					1,500,044	12,487,400	18,488,658	7,945,805	26,973,715	48,732,118	16,350,604	227,550	19,026,821	33,513,443	4,743,257	355,274,989

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2012**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	DATE OF AGREEMENT	EXPIRATION DATE		MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST																
TOTAL OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST					0	0	0	0	0	0	0	0	0	0	0	0
SUPPLIERS																
Otros Proveedores	NOT				52,451,813	0										
TOTAL SUPPLIERS					52,451,813	0					0	0				
OTHER CURRENT AND NON-CURRENT LIABILITIES																
Otros Pasivos Circulantes	NOT				26,673,530	0	0	0	0	0						
otros pasivos no circulantes	NOT				0	0	932,532,498	0	0	0						
TOTAL OTHER CURRENT AND NON-CURRENT LIABILITIES					26,673,530	0	932,532,498	0	0	0	0	0	0	0	0	0
GENERAL TOTAL					83,720,547	13,154,066	952,354,489	9,445,806	28,140,382	49,884,379	48,097,400	35,446,703	54,890,844	58,800,622	47,551,297	402,260,938

NOTES

CURRENCIES		ACCOUNTING EXCHANGE RATE
(1) DOLLARS	DLL	13.65300
(2) EUROS	EUR	16.96522
(3) JAPANESE YEN	JPY	0.17200
(4) SWISS FRANCS	CHF	14.12185
(5) STERLING POUND	GBP	21.15532
(6) PESOS		1.00000
(7) UDIS	UDI	4.74106

TYPE OF RATE
(7) FIXED RATE
(8) LIBOR RATE
(9) FLOATING RATE

NOTES

TYPE OF RATE
(10) DISCOUNT RATE
(11) TIIE RATE
(12) CETES
(13) FIXED RATE (ZERO COUPON)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2012**

PETROLEOS MEXICANOS

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(THOUSAND PESOS)

Final Printing

FOREIGN CURRENCY POSITION (THOUSANDS OF PESOS)	DOLLARS		OTHER CURRENCIES		THOUSAND PESOS TOTAL
	THOUSANDS OF DOLLARS	THOUSAND PESOS	THOUSANDS OF DOLLARS	THOUSAND PESOS	
MONETARY ASSETS	12,391,475	169,180,814	1,295,035	17,681,121	186,861,935
CURRENT	12,237,970	167,085,004	1,295,010	17,680,778	184,765,782
NON CURRENT	153,505	2,095,810	25	343	2,096,153
LIABILITIES POSITION	44,732,552	610,733,536	10,658,748	145,523,881	756,257,417
CURRENT	11,891,451	162,353,981	2,414,000	32,958,343	195,312,324
NON CURRENT	32,841,101	448,379,555	8,244,748	112,565,538	560,945,093
NET BALANCE	-32,341,077	-441,552,722	-9,363,713	-127,842,760	-569,395,482

NOTES

FOREIGN CURRENCIES		EXCHANGE RATES
AMERICAN DOLLARS	USD	13.65300
AUSTRALIAN DOLLAR		13.63527
JAPANESE YENS	JPY	0.172000
STERLING POUNDS	GBP	21.15532
EUROS	EUR	16.96522
SWEDISH CROWN		
SWISS FRANC	CHF	14.12185
CANADIAN DOLLAR		13.18239

FINANCIAL LIMITATIONS IN CONTRACT, ISSUED DEED AND / OR TITLE

NON-APPLICABLE SINCE THERE ARE NO FINANCIAL LIMITATIONS DERIVED FROM THE ISSUANCES OF "CERTIFICADOS BURSÁTILES" UNDER THE RESPECTIVE PROGRAM.

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2012**

PETROLEOS MEXICANOS

DISTRIBUTION OF REVENUE BY PRODUCT

CONSOLIDATED

TOTAL INCOME
(THOUSAND PESOS)

Final Printing

MAIN PRODUCTS OR PRODUCT LINE	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
NATIONAL INCOME					
PETROLEUM PRODUCTS:	0	0	0		
FUEL OIL	183	46,531,924	100.00		CFE
DIESEL	398	92,981,974	100.00	PEMEX DIESEL	DISTRIBUIDORES
L.P. GAS	286	31,210,630	0.00		DISTRIBUIDORES
MAGNA SIN GASOLINE	727	160,273,128	100.00	PEMEX MAGNA	DISTRIBUIDORES
PREMIUM GASOLINE	77	18,181,256	100.00	PEMEX PREMIUM	DISTRIBUIDORES
JET FUEL	59	18,301,509	100.00		ASA
OTHER REFINED PRODUCTS	81	8,264,695	100.00		DISTRIBUIDORES
REDUCTION DUE TO DEPLETION	0	-1,530,324	0		
PETROCHEMICAL PRODUCTS:	0	0	0		
METHANE DERIVATIVES (A)	654	3,132,871	80.00		
ETHANE DERIVATIVES (B)	671	9,519,132	46.00		
AROMATICS AND DERIVATIVES (C)	79	1,431,764	24.00		
PROPYLENES AND DERIVATIVES (D)	37	3,059,451	32.00		
OTHER PETROCHEMICALS (E)	796	2,328,294	0.00		
DRY GAS	3,359	22,914,040	0.00		(F)
SERVICES INCOME	0	3,494,375	0		
EXPORT INCOME					
CRUDE OIL(TBD)	1,224	313,078,550	0	(G)	(H)
REFINED PRODUCTS(TBD)	179	35,834,135	0		(I)
PETROCHEMICAL PRODUCTS (TT)	326	1,563,042	0		(I)
INCOME OF SUBSIDIARIES ABROAD					
MARGINAL EFFECT OTC	0	46,820,599	0		
TOTAL	9,136	817,391,045			

NOTES

TBD - THOUSAND BARRELS PER DAY
TT - THOUSAND TONS

NOTE: TO CALCULATE PARTICIPATING % IN THE PETROCHEMICAL PRODUCTS MARKET, THE PERIOD JANUARY - MAY 2012 WAS TAKEN.
(A) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF AMMONIA AND METHANOL TO THE DOMESTIC MARKET.
(B) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF ETHYLENE, GLYCOLS, HDPE, LDPE, LDPL, ETHYLENE OXIDE AND VINYL CHLORIDE TO THE DOMESTIC MARKET.
(C) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF BENZENE, STYRENE, TOLUENE, XYLENES, PARAXYLENE AND ORTHOXYLENE TO THE DOMESTIC MARKET (PARAXYLENE AND ORTHOXYLENE; PLANTS OUT OF ORDER FOR AN INDEFINITE PERIOD OF TIME).

DISTRIBUTION OF REVENUE BY PRODUCT

CONSOLIDATED

TOTAL INCOME

(THOUSAND PESOS)

Final Printing

(D) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF ACRYLONITRILE TO THE DOMESTIC MARKET.
(E) SINCE A GROUP OF PRODUCTS IS CONSIDERED HERE, PARTICIPATING PERCENTAGE IN THE MARKET IS NOT CALCULATED.
(F) CFE, IPP'S DISTRIBUIDORES, INDUSTRIALS (ISPAT).
(G) PERCENTAGE OF CRUDE OIL EXPORTS BY REGION (JAN-JUN 2012): 77.1% OF TOTAL CRUDE OIL EXPORTS WAS MADE TO THE UNITED STATES, WHILE THE REMAINING 22.9% WAS DISTRIBUTED AS FOLLOWS: 14.0% TO EUROPE, 3.0% TO THE REST OF THE AMERICAN CONTINENT AND 5.9% TO THE FAR EAST.
(H) IT IS ESTIMATED THAT PEMEX's PARTICIPATION IN THE INTERNATIONAL CRUDE OIL MARKET DURING THE FIRST QUARTER OF YEAR 2012 WAS 3.21%. INFORMATION CORRESPONDING TO THE FIRST SEMESTER OF YEAR 2012 WAS NOT AVAILABLE AT THE FILING DATE OF THIS DOCUMENT.
(I) PEMEX's PARTICIPATION IN THESE PRODUCTS IS MARGINAL.
VOLUMES ARE GIVEN IN THOUSAND OF BARRELS PER DAY, EXCEPT IN THE CASE OF PETROCHEMICAL PRODUCTS, WHICH ARE EXPRESSED IN THOUSANDS OF TONS AND DRY GAS, WHICH IS EXPRESSED IN MILLIONS OF CUBIC FEET PER DAY.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2012**

PETROLEOS MEXICANOS

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

CHARACTERISTICS OF THE SHARES

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
NA	0	0	0	0	0	0	0	0
TOTAL			0	0	0	0	0	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITALSTOCK ON THE DATE OF SENDING THE INFORMATION 0

NOTES

PEMEX HAS CERTIFICATES OF CONTRIBUTION OF THE FEDERAL GOVERNMENT AND NOT CAPITAL STOCK REPRESENTED BY SHARES.

Risk Management

PEMEX faces market risks caused by the volatility of hydrocarbon prices, exchange rates and interest rates. In order to monitor and manage these risks, Petróleos Mexicanos and the subsidiary entities have developed regulations relating to market risk management, which are comprised of policies and guidelines applicable to Petróleos Mexicanos and the subsidiary entities that promote an integrated scheme for market risk management, regulate the use of DFIs, guide the development of hedging strategies and provide strategies for the formulation of risk limits.

Risk management regulatory framework of Petróleos Mexicanos and the subsidiary entities establishes that DFIs should generally be used only for the purpose of hedging. The use of DFIs for any other purpose must be approved in accordance with internal procedures.

Petróleos Mexicanos and the subsidiary entities have a policy of reducing the impact of market risk on their financial results by promoting a balance between expected incoming cash flows from operations and outgoing cash flows relating to their liabilities.

Finally, the PMI Group has implemented a regulatory framework for risk management, which consists of procedures and instructions to ensure the realization of essential risk controls, in accordance with industry best practices, such as generation of a periodic portfolio risk report for risk takers and management. In addition, the PMI Group also has its own risk management subcommittee which supervises the trading of DFIs.

Hydrocarbon Prices Risk

Petróleos Mexicanos and the subsidiary entities periodically evaluate their exposure to international hydrocarbon prices and use DFIs as a mechanism to mitigate identified potential sources of risk.

Since 2003, Pemex-Gas and Basic Petrochemical's domestic sales of LPG have been subject to price controls imposed by the Mexican Government. This price control scheme fixes the sale price of LPG throughout Mexico. This generates a risk exposure in the geographic areas where PEMEX sells imported LPG. During 2009, Pemex-Gas and Basic Petrochemicals mitigated the market risk generated by this exposure by employing a hedging strategy consisting of propane swaps, given that propane is the primary component of LPG. During 2010, 2011, we did not enter into any DFIs to mitigate risks associated with the purchase and sale of LPG.

During June 2012, Pemex-Gas and Basic Petrochemicals hedged the price of propane for approximately 50% of its imports volume for the period from July to December of 2012, through swaps contracts.

We reexamine our price risk exposure periodically in order to determine the optimal strategy to be implemented for a specific period of time.

PMI Trading, Ltd. periodically enters into DFIs to mitigate risk generated in the purchase and sale of refined products and liquid gas, thereby reducing the potential volatility of its income. PMI Trading, Ltd. policies establish an upper limit for capital at risk, which is compared on a daily basis with the portfolio value-at-risk in order to carry out risk mitigation mechanisms if necessary.

PEMEX did not hedge the price risk associated with any of its crude oil production from 2007 to the second quarter of 2012.

Foreign Exchange Rate Risk

Most of our debt is denominated in U.S. dollars or pesos. Although PEMEX seeks to issue debt either in U.S. dollars or pesos, this is not always achievable. Therefore, fluctuations in non-dollar currencies (other than pesos) can increase our costs of funding or expose us to foreign exchange risk. For non-U.S. dollar and peso issuances, since 1991, PEMEX has, as a strategy, swapped this debt into U.S. dollars, except for debt denominated in units of investment (UDIs), which we swap into pesos. As a result of this strategy, PEMEX holds a debt portfolio with negligible sensitivity to currencies other than pesos and U.S. dollars.

The underlying currencies of the swaps traded are euro, swiss franc, japanese yen, pound sterling and australian dollar versus US dollar, and UDIs versus Mexican peso.

Interest Rate Risk

Given the debt profile described above, we are exposed to fluctuations in interest rates on short- and long-term floating rate instruments. The main exposure observed is to U.S. dollar LIBOR interest rate and to the Mexican Interbank Interest Rate (TIIE). Through its issuances, Petróleos Mexicanos has sought to achieve a desired mix of fixed and floating rate instruments in its debt portfolio. On occasion, to follow the strategy of offsetting expected inflows and outflows, we have entered into interest rate swaps.

The cross-currency and interest rate swaps described above are entered into to hedge financial risk related to PEMEX's operations, mainly liabilities. Notwithstanding their purpose, these transactions do not qualify for accounting purposes as hedges and are recorded in our financial statements as entered into for trading purposes, despite the fact that the profits or losses arising from these DFIs are generally offset by profits or losses from the positions to which they relate.

Credit Risk

When the fair value of DFIs is favorable to PEMEX, we face the risk that counterparties will not be able to meet their obligations. To reduce this risk, we monitor our counterparties' creditworthiness and credit exposure risk in our DFIs. Additionally, we enter into DFIs mostly with major financial institutions and maintain a diversified portfolio. Moreover, we have entered into various long-term cross-currency swaps agreements with "recouponing" provisions (pursuant to which the payments on the swaps are repriced when the credit exposure of one party to the other exceeds the relevant threshold specified in the swap), thereby limiting PEMEX's exposure with its counterparties to a specific threshold amount. During 2010 and 2011, the specified thresholds were reached in seven and four cross-currency swaps used to hedge exposure to the euro and pound sterling, respectively and four swaps during the first semester of 2012. This resulted in the cash settlement of such swaps and the resetting of swap terms to return their mark to market value to zero.

Instruments Entered Into For Trading Purposes

Petróleos Mexicanos retains a synthetic long position on 58,679,799 shares of Repsol YPF, with the objective of maintaining corporate rights over these shares. This is accomplished by using three total return swaps under which Petróleos Mexicanos pays variable amounts and receives total return on the Repsol shares.

Between July and September 2011, PEMEX acquired 57,204,240 shares of Repsol YPF through its affiliate PMI Holding B.V. In order to protect that investment, PMI Holding B.V. entered into a structured product consisting of long put, short call and long call options maturing in 2012, 2013 and 2014. The exchange rate exposure associated with its financing of the shares was hedged with euro-dollar exchange rate forwards maturing in 2012, 2013 and 2014.

Pemex-Gas and Basic Petrochemicals offers DFIs to its domestic customers to help them mitigate the risk associated with natural gas prices. Through its subsidiary, MGI Supply Ltd., Pemex-Gas and Basic Petrochemicals enters into DFIs with the position opposite those DFIs it offers to its customers, in order to cancel out the market risk it bears under such offered DFIs. MGI Supply Ltd. enters into these opposite position DFIs with international counterparties, in order to transfer the related price risk to such parties. This mechanism allows Pemex-Gas and Basic Petrochemicals to maintain its natural risk profile, after giving effect to the DFIs.

Derivative Financial Instruments Valuation

PEMEX monitors the fair value of its DFIs portfolio on a periodic basis and in accordance with International Financial Reporting Standards (IFRS). Fair value represents the price at which one party would assume the rights and obligations of the other, and it is calculated for each DFI through models used commonly in the international financial markets, based on inputs obtained from major market information systems and price providers.

PEMEX's DFIs portfolio is composed primarily of swaps whose prices can be estimated by discounting flows using appropriate factors, and contains no exotic instruments that require numerical methods for their valuation.

The options contained in PEMEX's DFIs portfolio are European-style, consisting of plain or digital calls or puts, and are valued internally based on the traditional Black-Scholes model or certain specialized variations thereof.

The inputs used in valuing PEMEX's DFIs portfolio come from widely recognized price providers and do not require special adjustments or conversions.

Accounting

As of January 1, 2012, PEMEX adopted the provisions of International Accounting Standards 32 and 39 and International Financial Reporting Standard 7 as issued by the International Accounting Standards Board, which details the criteria for the recognition, valuation, registration, disclosure, presentation and, where appropriate, bifurcation from the host contract, that are applicable to DFIs for trading and hedging purposes, and to embedded derivatives.

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, assets or liabilities recorded within its balance sheet. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the strict requirements of IAS 39 for being designated as hedges. They are therefore recorded in the financial statements as non-hedge instruments or as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions to which they relate. As a result, the changes in their fair value affect the Comprehensive Financing Result (CFR).

As of June 30, 2012 and 2011, the net fair value of PEMEX's DFIs was (Ps. 3,552,506) and Ps. 11,746,692, respectively. As of June 30, 2012 PEMEX did not have any DFIs designated as cash flow hedges. The net fair value of PEMEX's DFIs as of June 30, 2011 included (Ps. 299,831) related to the net fair value of DFIs designated as cash flow hedges and recognized in equity under other comprehensive loss.

DFIs designated as cash flow hedges that have the same critical characteristics as the item being hedged are considered highly effective.

In light of the foregoing, these instruments do not have an impact on earnings that is due to hedge inefficiency, and the change in their fair value is recognized in its entirety as part of equity through other comprehensive income. The fair value of these instruments is reclassified into earnings at the same time as the hedged item cash flows affect earnings.

For the period ended June 30, 2011, a net loss of (Ps. 6,041) was reclassified from other comprehensive loss into the interest expense component of CFR. For the period ended June 30, 2012, no amount was reclassified from other comprehensive loss into the interest expense component of CFR.

For the periods ended June 30, 2012 and 2011, PEMEX recognized a net (loss) gain of (Ps. 10,244,478) and Ps. 7,190,512, respectively, in CFR with respect to DFIs treated as non-hedges.

TABLE 1
Interest Rate and Currency Derivatives
(in thousands of pesos as of June 29, 2012)

Derivative Type	Hedging/ Trading	Notional Amount	Underlying Value		Fair Value		Year of expected maturity date						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2012	2013	2014	2015	2016	Thereafter	
Interest Rate Swaps	Hedging	8,100,000	TIIE 28d = 4.77%	TIIE 28d = 4.77%	(512,581)	(515,161)	600,000	7,500,000	0	0	0	0	0
Currency Swaps	Hedging	119,466,648	MXN = 13.6530 1/EUR = 1.26671 1/GBP = 1.57073 JPY = 79.795 UDI = 4.740293 CHF = 0.94855 AUD = 1.02376 Exchange rates against US dollar.	MXN = 12.8489 1/EUR = 1.3343 1/GBP = 1.6008 JPY = 82.865 UDI = 4.7596 CHF = 0.9025 Exchange rates against US dollar.	(1,053,557)	2,446,076	562,026	19,304,251	10,387,952	1,124,053	703,962	87,384,405	0
Currency Swaps with credit linked options	Hedging	17,337,283	1/EUR = 1.26671 JPY = 79.795 Exchange rates against US dollar.	1/EUR = 1.3343 JPY = 82.865 Exchange rates against US dollar.	1,268,208	1,868,476	0	0	0	0	14,042,111	3,295,173	0

TABLE 1
Equity Derivatives
(In shares, except as noted, as of June 29, 2012)

Derivative Type	Hedging/ Trading	Notional Amount	Underlying Value		Fair Value (in thousands of pesos)		Year of expected maturity date						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2012	2013	2014	2015	2016	Thereafter	
Equity Swaps	Trading	58,679,799	Repsol YPF = 12.64 Euro share price.	Repsol YPF = 18.81 Euro share price.	(6,388,520)	2,790,922	10,000,000	48,679,799	0	0	0	0	0

TABLE 1

Natural Gas Derivatives

(In thousands of pesos, except as noted, as of June 29, 2012)

Derivative Type	Hedging/ Trading	Volume (In MMBtu)	Underlying value (U.S. $ per MMBtu)[1]		Fair Value		Year of expected maturity date (In MMBtu)						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2012	2013	2014	2015	2016	Thereafter	
Long Swaps	Trading	18,110,157	2.28	2.33	(373,038)	(611,166)	12,993,330	4,578,477	279,150	145,200	114,000	0	0
Short Swaps	Trading	(18,113,656)	2.28	2.33	381,708	595,824	(12,994,829)	(4,580,477)	(279,150)	(145,200)	-114,000	0	
European Call													
Long	Trading	6,483,856	2.28	2.33	18,111	6,061	1,565,066	2,838,026	1,608,564	305,400	166,800	0	
Short		(6,484,966)			(17,865)	(6,034)	(1,567,166)	(2,837,036)	(1,608,564)	(305,400)	(166,800)	0	

(1) Representative underlying asset value.

TABLA 1

Propane Derivatives

(In thousands of pesos, except as noted, as of June 29, 2012)

Derivative Type	Hedging/ Trading	Volume (In gallons)	Underlying value (U.S. $ per gallon)[1]		Fair Value		Year of expected maturity date (In gallons)						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter							
Long Swaps	Trading	262,752,000	0.83	0	49,356	0	262,752,000	0	0	0	0	0	0

(1) Representative underlying asset value.

TABLE 1

Petroleum Products Derivatives

(In thousands of pesos, except as noted, as of June 29, 2012)

Derivative Type	Hedging/ Trading	Volume (In millions of barrels) (1)	Underlying value (U.S. $ per barrel) (2)		Fair Value		Year of expected maturity date (In millions of barrels)						Collateral delivered (3)
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2012	2013	2014	2015	2016	Thereafter	
Futures	Hedging	(3.7)	114.542	133.745	(179,392)	61,852	(3.7)	0	0	0	0	0	0

Over The Counter Swaps	Hedging	(2.7)	87.850	110.425	105,562	7,829	(2.7)	0	0	0	0	0	0
Exchange Traded Swaps	Hedging	(1.5)	87.850	110.425	148,203	227,413	(1.5)	0	0	0	0	0	0

(1) Net Position.

(2) Representative underlying asset value per barrel

(3) Exchange traded operations, both futures and swaps have an initial margin of Ps.452,057,438.052

TABLE 1

Financial Derivative Instruments from Treasury

(In thousands of pesos, except as noted, as of June 29, 2012)

Derivative Type	Hedging/ Trading	Notional Amount	Underlying value (Libor 1 Month)		Fair Value		Year of expected maturity date						Collateral delivered (1)
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2012	2013	2014	2015	2016	Thereafter	
Over The Counter Interest Rate Swaps	Hedging	990,964.9	Libor 1M = 0.24575%	Libor 1M = 0.24125%	(88,369)	(68,765)	(43,610)	(90,317)	(94,570)	(99,010)	(103,428)	(560,031)	0
Over The Counter FX Forwards	Hedging	13,559,445.9	EUR/USD = 1.2667	EUR/USD = 1.3343	(637,372)	27,632	4,519,815	4,519,815	4,519,815	0	0	0	0
Equity Options	Trading	57,204,240 shares	Repsol YPF = 12.64 Euro share price.	Repsol YPF = 18.81 Euro share price.	3,469,081	982,345	19,068,080 shares	19,068,080 shares	19,068,080 shares	0	0	0	0

(1) The fair value of derivative financial instruments (DFI) traded in the over the counter market is associated to credit lines of counterparties with an excellent credit quality with whom PMI has established bilateral relations.

The information in these tables has been calculated using the exchange rates as of March 30, 2012 of Ps. 12.8489 = U.S. $1.00 and June 29, 2012 of Ps. 13.653 = U.S. $1.00.

The information in these tables has been calculated using the exchange rates as of March 30, 2012 of Ps. 17.06462 = EUR $1.0 and June 29, 2012 of Ps. 16.96522 = EUR $1.00.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: ______________________

Arturo Delpech del Ángel
Associate Managing Director of Finance

Date: September 14, 2012

FORWARD-LOOKING STATEMENTS

This report contains words, such as "believe", "expects," "anticipate" and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

- drilling and other exploration activities;
- import and export activities;
- projected and targeted capital expenditures and other costs, commitments and revenues; and
- liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

- changes in international crude oil and natural gas prices;
- effects on us from competition;
- limitations on our access to sources of financing on competitive terms;
- significant economic or political developments in Mexico;
- developments affecting the energy sector; and
- changes in our regulatory environment

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.